SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

DIGITAS INC.

(Name of Subject Company)

DIGITAS INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

David W. Kenny
Chairman and Chief Executive Officer
Digitas Inc.
33 Arch Street
Boston, Massachusetts 02110
(617) 369-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable
John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000

[    ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)    Name and Address.

The name of the subject company is Digitas Inc., a Delaware corporation (‘‘Digitas’’), and the address of the principal executive offices of Digitas is 33 Arch Street, Boston, Massachusetts 02110. The telephone number of the principal executive offices of Digitas is (617) 369-8000.

(b)    Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this ‘‘Schedule 14D-9’’) relates is Digitas’ common stock, par value $0.01 per share, including the associated preferred stock purchase rights (‘‘Digitas Common Stock’’). As of December 15, 2006, there were 86,871,078 shares of Digitas Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

(a)    Name and Address.

The name, business address and business telephone number of Digitas, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above.

(b)    Tender Offer.

This Schedule 14D-9 relates to the tender offer by Pacific Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and an indirect wholly-owned subsidiary of Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France (‘‘Publicis’’), to purchase all of the outstanding shares of Digitas Common Stock (‘‘Shares’’), at a purchase price of $13.50 per Share (the ‘‘Offer Price’’), net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 26, 2006 (the ‘‘Offer to Purchase’’), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the ‘‘Offer’’). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the ‘‘Schedule TO’’), filed by Publicis and Purchaser with the Securities and Exchange Commission on December 26, 2006.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2006, by and among Publicis, Purchaser and Digitas (the ‘‘Merger Agreement’’). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the ‘‘DGCL’’), Purchaser will be merged with and into Digitas (the ‘‘Merger’’). Following the consummation of the Merger, Digitas will continue as the surviving corporation (the ‘‘Surviving Corporation’’) as a wholly-owned subsidiary of Publicis. At the effective time of the Merger (the ‘‘Effective Time’’), each issued and outstanding Share (other than Shares owned by Digitas, Publicis, any direct or indirect subsidiary of Digitas or Publicis (including Purchaser), unvested restricted Shares issued as incentive compensation and Shares held by stockholders who have perfected their statutory dissenters’ rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholding taxes, equal to $13.50 per Share (the ‘‘Merger Consideration’’). The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

Publicis has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of Publicis and Purchaser are located at 133, avenue des Champs-Elysées, 75008, Paris, France.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 (including the Information Statement attached to this Schedule 14D-9 as Annex I and the Exhibits to this Schedule 14D-9) and as incorporated in this Schedule 14D-9 by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Digitas or its affiliates and (i) its executive officers, directors or affiliates, or (ii) Publicis, Purchaser or their respective executive officers, directors or affiliates.

Certain agreements, arrangements and understandings between Digitas or its affiliates and certain of its directors and executive officers and between Digitas and Publicis and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the ‘‘Information Statement’’) that is attached as Annex I to this Schedule 14D-9 and incorporated in this Schedule 14D-9 by reference. The Information Statement is being furnished in connection with the possible election of persons designated by Publicis without a meeting of Digitas stockholders to a majority of the seats on the board of directors of Digitas.

(a)    Arrangements with Current Executive Officers and Directors of Digitas.

In considering the recommendation of the board of directors of Digitas (the ‘‘Digitas Board’’ or ‘‘Digitas’ Board of Directors’’) as set forth in Item 4 below, Digitas’ stockholders should be aware that certain executive officers and directors of Digitas have interests in the Offer and the Merger, which are described below and in the Information Statement, which may present them with certain conflicts of interest. The Digitas Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Digitas has included in its amended and restated certificate of incorporation (the ‘‘Charter’’), a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. In addition, the Charter provides that Digitas’ directors will not be personally liable for monetary damages to Digitas or its stockholders for breaches of their fiduciary duty as directors, except (a) for any breach of the director’s duty of loyalty to Digitas or Digitas’ stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) and (d) for any transaction in which the director derives an improper benefit. In addition, the by-laws of Digitas (the ‘‘Bylaws’’) provide that Digitas is required to indemnify and hold harmless its directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement, to any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Digitas, or is or was serving at the request of Digitas as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of Digitas and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Expenses for the defense of any action for which indemnification may be available may be advanced by Digitas under certain circumstances. Digitas maintains liability insurance which insures Digitas’ directors and officers against certain losses and insures Digitas with respect to its obligations to indemnify its directors and officers.

Digitas also has entered into indemnification agreements with each of its directors which provide that Digitas is required to indemnify and hold harmless each of its directors to the fullest extent authorized or permitted by the provisions of the Bylaws and the DGCL. This description of the indemnification agreements entered into between Digitas and each of its directors is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(4) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, for a period of six years following the date that the Shares are accepted for payment pursuant to the Offer (the ‘‘Acceptance Date’’), Publicis has agreed not to cause a change in the Charter or Bylaws of the Surviving Company as in effect as of the date of the Merger Agreement in a manner that would materially and adversely affect the rights thereunder of the individuals who at the Acceptance Date were directors, officers or employees of Digitas. In addition, the Merger Agreement provides that Publicis will cause the Surviving Corporation to honor the obligations of Digitas to comply with the indemnification, advancement and exculpation provisions under the Charter, Bylaws and all indemnification agreements in effect as of the date of the Merger Agreement between Digitas and any of its directors.

The Merger Agreement further provides that prior to the Acceptance Date, Digitas will purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy for its directors and officers that will provide Digitas’ directors and officers with coverage for six years following the Acceptance Date of not less than the existing coverage under, and have other terms not materially less favorable as a whole to, the insured persons than the coverage provided in the directors’ and officers liability insurance policy presently maintained by Digitas, so long as the aggregate cost is not greater than 300% of the annual premium paid by Digitas for such existing insurance.

Change in Control and Severance Provisions.

Each of the employment agreements between Digitas or its affiliates and David W. Kenny, Ernest W. Cloutier, Cella M. Irvine, Laura W. Lang, Martin F. Reidy and Brian K. Roberts contain provisions that require Digitas to make certain payments upon termination of the executive following a ‘‘change of control.’’ The consummation of the Offer will constitute a ‘‘change in control’’ under each of the agreements as Purchaser will have acquired greater than 50% of the combined voting power of Digitas. In connection with execution of the Merger Agreement, Mr. Kenny, Ms. Lang and Mr. Reidy have each entered into an agreement whereby they will be entitled to receive the severance amount they otherwise would have received if they had been terminated upon a ‘‘change of control’’ in the form of a retention bonus. These existing agreements and the new agreements are described more fully below under ‘‘Employment and Compensation agreements.’’ The descriptions of the agreements are qualified in their entirety by reference to the respective employment agreements and amendments thereto filed as Exhibits (e)(9), (e)(10), (e)(11), (e)(12), (e)(13) and (e)(20) hereto, which are incorporated herein by reference.

(b)    Arrangements with Purchaser and Publicis.

Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and filed as Exhibit (d)(1) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement contains representations and warranties that Digitas, Publicis and Purchaser made solely to each other as of specific dates. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among Digitas, Publicis and the Purchaser rather than establishing matters as facts. Third parties are not entitled to the benefits of the representations and warranties in the Merger Agreement.

Stock Options and Unvested Restricted Shares.

Pursuant to the Merger Agreement, at the Effective Time, all outstanding and unexercised stock options of Digitas (other than those stock options granted pursuant to Digitas’ 2005 Employee Stock Purchase Plan) will cease to represent a right to acquire Shares and will be converted automatically into an option to purchase a number of ordinary shares, nominal value Euro .40 per share, of Publicis (‘‘Publicis Shares’’) at a purchase price described in the Merger Agreement. Additionally, at the

Effective Time, unvested restricted Shares which are issued as incentive compensation will be converted into a number of Publicis Shares (which will be subject to the same restrictions as were applicable to the restricted Shares from which they were converted) in accordance with the procedures set forth in the Merger Agreement.

Also pursuant to the Merger Agreement, Digitas’ 2005 Employee Stock Purchase Plan will, with respect to the current ‘‘offering period’’ thereunder, which expires December 31, 2006, continue to be operated in accordance with its terms for the remainder of such period. Digitas has taken all corporate actions such that no ‘‘offering period’’ will be commenced under Digitas’ 2005 Employee Stock Purchase Plan following December 31, 2006.

Employment and Compensation Arrangements.

Digitas’ executive officers are party to employment agreements with Digitas or an affiliate of Digitas that provide for enhanced severance benefits upon terminations of employment by Digitas or its applicable affiliate without cause or by the officer for ‘‘good reason’’ (as defined in the agreements). In the event of such a severance-qualifying termination within two years following a change of control, which consummation of the Offer will constitute, Mr. Kenny would receive two years of base salary, bonus, and welfare benefits, and his unvested stock options and restricted stock would vest. Each of Messrs. Cloutier, Reidy, and Roberts and Mmes. Irvine and Lang would, upon such a termination receive two years of base salary, one year of bonus, and welfare benefits, and their unvested stock options and restricted stock would vest. Under the agreements, the base salary component of severance would be payable in the form of salary continuation. The bonus component of severance is based on the average of the three most recent annual bonuses received by the officer. The severance payments and benefits are conditioned upon the officer’s execution of a release of claims and compliance with certain restrictive covenants.

In connection with the execution of the Merger Agreement, Messrs. Kenny and Reidy, and Ms. Lang entered into letter agreements with Digitas (in the case of Mr. Kenny, with Publicis as well) which partially amended the terms described above. Pursuant to the letter agreements, each of these three officers agreed to certain limitations on his or her ‘‘good reason’’ triggers in exchange for participation in a retention bonus program. Pursuant to the program, each such officer will, subject to continued employment, receive a retention bonus payable in two equal installments on each of the first two anniversaries of the consummation of the Offer (in Mr. Kenny’s case, payable in three equal installments on each of the first three anniversaries of consummation of the Offer). In the event that the officer’s employment is terminated prior to the second anniversary of the consummation of the Offer under circumstances entitling the officer to severance under the employment agreement, the officer will, in lieu of any cash severance under the employment agreement, receive in a lump sum any unpaid installments of the retention bonus. Unpaid installments of the retention bonus also become payable upon a termination of employment due to death or disability.

The table below sets forth the amount of each executive officer’s retention bonus, or, for officers not party to the new letter agreements, the amount of cash severance that would be payable upon a qualifying termination of employment (assuming a termination date of December 26, 2006). Additionally, it sets forth, as of December 22, 2006 the number of unvested stock options, and the dollar value of Restricted Shares at the Offer price, held by each officer.

Officer	Retention Bonus (Or, If Applicable, Cash Severance Amount) ($)	Unvested Stock Options	Restricted Shares ($)
Ernest W. Cloutier	641,750	6,250	124,673
Cella M. Irvine	1,022,000	46,875	543,065
David W. Kenny	1,942,188	43,750	1,451,115
Laura W. Lang	1,263,474	71,875	1,079,636
Martin F. Reidy	1,105,611	68,750	576,815
Brian K. Roberts	714,000	41,250	248,373

Mr. Kenny’s letter agreement provides additionally that (i) during the two-year period following the Effective Time, he is subject to limitations on disposition of Publicis stock acquired upon stock option exercises, which limitations lapse in four ratable installments every six months beginning on the six-month anniversary of the Effective Time, and lapse in full upon a termination entitling Mr. Kenny to severance or due to his death or disability, (ii) all restricted stock that he holds as of the Acceptance Date will be vested at such time, and (iii) he and Publicis will cooperate in good faith to negotiate a three-year employment agreement that will take effect as of consummation of the Offer. The new employment agreement is to provide that Mr. Kenny will continue as CEO of Digitas, will serve on the ‘‘P12’’ committee of Publicis, will report directly to the Chairman of the Management Committee of Publicis, and will receive compensation and employee benefit terms that are in the aggregate at least as favorable as those currently in effect.

Pursuant to the terms of the award agreements governing restricted stock held by non-employee directors of Digitas, all such awards will vest upon consummation of the Offer.

Item 4.    The Solicitation or Recommendation.

(a)    Recommendation of the Board of Directors.

At a meeting of Digitas’ Board of Directors held on December 20, 2006, the Digitas Board unanimously: (i) determined that the Offer and the Merger are advisable and in the best interests of Digitas and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement, and (iv) resolved to recommend that Digitas’ stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, approve the Merger and the Merger Agreement. Based on the forgoing, the Digitas Board of Directors hereby recommends that Digitas’ stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, approve the Merger and the Merger Agreement.

A copy of the letter to Digitas’ stockholders communicating the Digitas Board’s recommendation is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b)    Background and Reasons for the Digitas Board of Directors’ Recommendation.

Background of the Offer.

Since the initial public offering in 2000, the Digitas Board of Directors has considered a variety of means for enhancing stockholder value, including potential sale transactions, potential acquisitions of other entities, and growth strategies as an independent entity. At many of Digitas’ regularly scheduled Board meetings, the Digitas Board reviewed Digitas’ short and long term business strategies as well as market trends in the industry and the challenges Digitas confronted in attaining its strategic objectives. From time to time Digitas’ senior management team has been approached by third parties about the possibility of pursuing potential mergers, or other business combinations or strategic transactions. These discussions generally consisted of informal discussions about Digitas and its business based upon publicly available information and did not result in the submission of an indicative price for an offer to acquire Digitas. David Kenny, the Chief Executive Officer of Digitas, kept the Digitas Board of Directors generally apprised of these discussions through both informal conversations and updates at Digitas Board meetings.

In March 2005, Mr. Kenny was contacted by John Farrell, President and Chief Executive Officer of Specialized Agencies and Marketing Services (SAMS) at Publicis Groupe, who indicated an interest in exploring a possible transaction with Digitas. As a result of this first contact, on March 24, 2005, Publicis and Digitas executed a confidentiality agreement in connection with Publicis’ possible interest in exploring a transaction with Digitas.

Due to the difficulty of arranging a time and place to meet in person, on May 16, 2005, at Mr. Farrell’s suggestion, Mr. Farrell held a video conference with Mr. Kenny. Mr. Farrell explained to Mr. Kenny that, based on Digitas’ then current trading price, Publicis’ acquisition of Digitas was not feasible, but both Mr. Farrell and Mr. Kenny agreed that there might be ways in which the two companies could work together to mutual benefit. These discussions continued in a face-to-face meeting on June 14, 2005 in New York City. Mr. Farrell attempted to arrange a further meeting with Mr. Kenny in London in late June 2005, but scheduling conflicts prevented it from taking place.

Mr. Farrell reported these preliminary discussions with Mr. Kenny to Maurice Lévy, Chairman of the Management Board of Publicis. Mr. Lévy determined that it was not appropriate at this time to enter into more detailed discussions with Mr. Kenny about a possible transaction with Digitas for a variety of business reasons, but resolved to remain in contact.

In late February 2006, Mr. Farrell had several e-mail communications with Mr. Kenny to arrange a dinner between Mr. Kenny and Mr. Lévy when Mr. Lévy would be in Boston.

On March 1, 2006, Mr. Kenny met with the Chief Executive Officer of Company A in New York City. During that meeting, Company A’s Chief Executive Officer suggested that the two companies explore a combination of one of its agencies with one of Digitas’ agencies. Mr. Kenny and Company A’s Chief Executive Officer discussed, in general terms, this possible transaction and the strategic rationale for such a transaction. Mr. Kenny expressed his view that the strategic rationale for such a combination was less compelling than Digitas’ current strategic plan and that such a combination was unlikely to significantly enhance stockholder value. Company A’s Chief Executive Officer expressed his view that, in light of then-current trading prices for Digitas common Shares, Digitas was too highly valued and, as a result, Company A was not interested in pursuing an acquisition of the entire company.

On March 7, 2006, Mr. Kenny had a dinner with Mr. Lévy in Boston. During the dinner, Mr. Lévy asked Mr. Kenny to consider the possibility of a strategic combination of Publicis and Digitas, and the two discussed the potential merits of such a combination.

On March 16, 2006, Mr. Kenny met with the Chief Executive Officer of Company B and discussed the feasibility of an acquisition of Digitas by Company B. Following some high-level conversations, the parties determined that such a transaction was not feasible. No nonpublic information was exchanged.

On March 20, 2006, Publicis and Digitas executed a second confidentiality agreement in connection with Publicis’ possible interest in engaging in a transaction with Digitas, substantially on the same terms as the confidentiality agreement signed on March 24, 2005, which expired after one year.

At another dinner on May 29, 2006 in Paris, Mr. Lévy again raised with Mr. Kenny the prospect of Publicis and Digitas exploring a strategic transaction and again indicated his views on the strategic advantages of a combination. A meeting was arranged for the next day at which Messrs. Lévy and Kenny engaged in a high-level discussion of industry trends and the strategic rationale for a business combination between the two companies. The discussions remained at a preliminary stage and did not involve a discussion of a specific price range.

In mid-July of 2006, the trading price of Digitas’ common stock declined to a low of $7.34 following the issuance of a press release on July 18, 2006 in which Digitas reduced its fee revenue and earnings outlook for the second half of 2006. Following Digitas’ revised revenue and earnings outlook and decrease in stock price, Digitas was contacted by several parties indicating a desire to explore an acquisition of Digitas.

Mr. Kenny agreed to meet with each of these parties to listen to their ideas on a possible transaction. On August 9, 2006, Mr. Kenny again met with the Chief Executive Officer of Company A in New York City who reiterated Company A’s interest in pursuing a combination of one of its agencies with one of Digitas’ agencies as opposed to an acquisition of the entire company. Despite the recent decrease in trading prices, Company A’s Chief Executive Officer continued to express a belief that Digitas was too highly valued for Company A to be interested in a business or strategic combination involving the entire company. Later that day, Mr. Kenny received an e-mail communication from the Chief Executive Officer of Company A, in which he reiterated Company A’s interest in exploring a transaction of the type discussed. Mr. Kenny responded on August 10, 2006 with an e-mail communication stating that Digitas was not interested in exploring a transaction of the type discussed at this time, but that the parties could revisit the topic in the future.

On August 15, 2006, Mr. Kenny met with the Chief Administrative Officer of Company C in New York City, who expressed Company C’s interest in exploring the possibility of a strategic combination of the two companies. On August 16, 2006, Mr. Kenny met in New York City with representatives of Private Equity Firm D, who expressed interest in exploring a leveraged buyout of Digitas. On August 17, 2006, Mr. Kenny briefed the Board on the preliminary inquiries he had received from the various parties and the substance of his conversations with them. On August 22, 2006, at Mr. Lévy’s initiative, Mr. Kenny and Mr. Lévy met in New York City to discuss the feasibility of a possible transaction between the two companies.

On August 23, 2006, Mr. Kenny requested that a special meeting of Digitas’ Board of Directors be convened. On the morning of August 27, 2006, the Digitas Board of Directors held a meeting in which Mr. Kenny briefed the Digitas Board members on his various meetings and his sense, based on these meetings, of the likely valuation each of the prospective acquirors would place on Digitas as well as the likely form of consideration each of the bidders would likely offer, i.e., cash, stock or a combination of stock and cash. The general range of values being proposed by these prospective buyers was in the range of $10-11 per share. The Digitas Board discussed extensively, with input from Digitas’ financial advisor, Bear, Stearns & Co. Inc. (‘‘Bear Stearns’’), its view of Digitas’ valuation as well as Digitas’ strategic plan and growth prospects under current and potential market conditions. The Digitas Board considered what Digitas management believed were strategic imperatives for long-term success in its industry and the execution risk inherent in pursuing its long-term growth strategy. The Digitas Board also discussed the differing risks and potential benefits presented by a stock deal with certain strategic buyers.

The Digitas Board of Directors met again on September 5, 2006 to discuss further the long-term strategic challenges confronting Digitas and the possibility that pursuing a sale transaction would result in greater stockholder value on a risk-adjusted basis than remaining independent and pursuing its strategic plan. This meeting included a presentation by Bear Stearns which addressed a range of topics, including a review of management’s financial projections, various financial analyses and a review of potential strategic and financial acquirors. The Digitas Board requested that Mr. Kenny speak with each of the recent prospective bidders to obtain preliminary indications of value so that the Digitas Board could better assess the likelihood that a sale transaction might provide greater value to the stockholders on a risk adjusted basis.

On September 7, 2006, Mr. Kenny spoke to a partner from Private Equity Firm D to get a better sense of how they valued Digitas. As a follow up to that meeting, on September 8, 2006, Brian Roberts, Digitas’ Chief Financial Officer, met with representatives of Private Equity Firm D to review in greater detail Digitas’ financial statements. Also on September 8, 2006, Mr. Kenny received a telephone call from Mr. Lévy, who discussed the range of values Publicis would consider paying in a strategic acquisition of Digitas. During the call, Mr. Lévy mentioned that he thought the price for Digitas’ stock should be in the $10-11 range.

On September 10, 2006, the Digitas Board of Directors convened a special meeting, at which Bear Stearns participated, to discuss what Mr. Kenny and Mr. Roberts had learned in their conversations on September 7th and 8th, the likely valuations each of those potential acquirors would place on Digitas, and to further discuss Digitas’ strategic imperatives to grow its business. The discussion of Digitas’ strategic imperatives if it were to remain independent included the need for greater media scale and a global network to better serve certain clients. After considering various risks and advantages of both a sale transaction and of remaining independent, the Digitas Board expressed its view that the price range of $10-11 being discussed by potential bidders did not sufficiently enhance stockholder value to warrant pursuing a sale transaction.

On September 11, 2006, Mr. Kenny contacted Mr. Lévy to discuss further the terms for a potential Publicis acquisition of Digitas. During the conversation, Mr. Kenny informed Mr. Lévy that Digitas would not be interested in exploring further a transaction with a price range of $10-11 per share of Digitas stock.

On September 12, 2006, Mr. Kenny had dinner with the Chief Executive Officer of Company C and discussed further the possibility of a transaction between the two companies. At that meeting, Mr. Kenny informed the Chief Executive Officer of Company C that Digitas was not interested in pursuing a transaction at the valuation levels previously discussed by Company C.

In mid-September, 2006, Mr. Kenny contacted a partner at Private Equity Firm D to discuss further whether a transaction involving the two companies was a feasible option. Mr. Kenny and the representative of Private Equity Firm D discussed their views on valuation and concluded that a mutually agreeable transaction would not be feasible because the price range that would be necessary to support the debt necessary to implement a leveraged buyout was lower than the level at which the Digitas Board had believed pursuing a strategic transaction was warranted. Private Equity Firm D suggested an alternative under which it would purchase a minority stake in Digitas, but Mr. Kenny indicated that such a transaction appeared not to significantly enhance stockholder value or to advance Digitas’ strategic objectives. Accordingly, the parties decided that further discussions were not warranted.

On September 18, 2006 the Digitas Board of Directors again convened a special meeting to discuss Digitas’ strategic alternatives. Following extensive discussion on these topics, the Digitas Board instructed Digitas management to proceed with its long-term growth plan as an independent entity.

On October 4, 2006, Mr. Kenny received an e-mail communication from Mr. Lévy expressing an interest in restarting discussions concerning a possible combination of Publicis and Digitas. Mr. Kenny agreed to meet with Mr. Lévy to discuss whether such a transaction was feasible on terms upon which both parties could agree, but did not fix a date for a further meeting.

On October 5, 2006, Mr. Kenny encountered the Chief Executive Officer of Company B at an industry conference and engaged in brief discussions surrounding the possibility of an acquisition of Digitas by Company B. Discussions remained at a high level and both parties agreed that such a transaction was not feasible at that time.

On November 27, 2006, Messrs. Kenny and Lévy met for a dinner in New York City at which they discussed their views on the future of the marketing industry, the possible strategic advantages to a combination of Digitas and Publicis and in general terms the level of pricing that would likely be necessary for such a transaction to be in the best interests of Digitas stockholders. Consistent with the Digitas Board deliberations from August and September 2006, Mr. Kenny emphasized that Digitas was, and would continue to, pursue a strategy of long-term growth as an independent entity aimed at enhancing stockholder value over time, but that Mr. Kenny would relay to the Digitas Board of Directors any overtures that had a reasonable prospect of enhancing stockholder value.

On November 28, 2006, Mr. Kenny received an e-mail communication from Mr. Lévy in which Mr. Lévy reiterated Publicis’ desire to pursue a strategic combination. On December 1, 2006, Mr. Kenny received a subsequent e-mail communication from Mr. Lévy arranging for them to speak following the Digitas Board of Directors meeting on December 3, 2006 and indicating that, as a result of expected synergies to be realized from a combination with Digitas, his preliminary valuation work suggested a range of $12.50 to $13.50 per share as a valuation for Digitas with the mix of consideration being 50% cash and 50% stock. Mr. Lévy also requested that Mr. Kenny inform him by December 4, 2006 whether the Digitas Board would consider an offer in that range to be sufficient to warrant further discussions.

On December 1, 2006, Mr. Kenny received an e-mail communication from the Chief Executive Officer of Company A seeking a meeting, which was subsequently arranged for December 6, 2006.

A special meeting of the Digitas Board of Directors was convened on December 3, 2006. In addition to other topics, Mr. Kenny briefed the Digitas Board members on Publicis’ continued interest in Digitas and the preliminary price range of $12.50 to $13.50 per share that had been conveyed, as well as the indicated form of consideration: 50% cash and 50% stock. The Digitas Board again discussed Digitas’ strategic alternatives as well as potential acquirors other than Publicis, including those factors making it unlikely that other industry competitors would be in a position to provide a superior bid. Bear Stearns presented materials related to these topics and participated in this discussion. The Digitas Board of Directors instructed Digitas management to pursue further conversations with Publicis at the high end of Publicis’ suggested per share valuation range.

On December 4, 2006, Mr. Kenny contacted Mr. Lévy expressing the Digitas Board’s interest at the high end of Publicis per share price range and discussed a potential meeting with the senior management and financial and strategic advisors of both companies.

On December 6, 2006, Mr. Kenny met with the Chief Executive Officer of Company A. At the meeting, the Chief Executive Officer of Company A again suggested Company A would be interested in combining an agency from each company and, in addition, proposed taking a twenty percent ownership interest in Digitas at a valuation equal to Digitas’ then current market price of approximately $10.90. The Chief Executive Officer of Company A expressed his belief that the then-current trading price for Digitas common Shares remained too high for Company A to consider paying a premium for any Digitas common Shares. After discussing the potential merits and challenges of such transaction, Mr. Kenny expressed his view that, consistent with Digitas Board deliberations in August and September, such a transaction continued to be unlikely to significantly enhance stockholder value.

Following a regularly scheduled Publicis board of directors meeting on December 7, 2006, Mr. Lévy confirmed to Mr. Kenny that he had briefed the Publicis board of directors on the possible strategic combination and that Publicis desired to proceed with a more in-depth review of Digitas and its business if Digitas’ Board of Directors felt it was of sufficient interest.

On December 7, 2006, Digitas and Publicis executed and delivered a new confidentiality agreement pursuant to which they each agreed to keep confidential nonpublic information shared in the course of their discussions and diligence reviews and pursuant to which Publicis agreed for a period of time not to acquire Digitas Shares or take certain actions with respect to the control of Digitas without the consent of Digitas’ Board of Directors.

On December 8, 2006, the Digitas Board of Directors convened another special meeting to discuss, among other topics, updates on Mr. Kenny’s discussions with Mr. Lévy and Digitas’ proposed strategy in negotiating for certain terms with Publicis. Mr. Kenny also briefed the Digitas Board on his meeting with the Chief Executive Officer of Company A and Company A’s proposed alternative transaction, which the Digitas Board did not feel warranted further exploration.

On December 9 and 10, 2006, Mr. Lévy, together with Jean-Michel Etienne, Publicis’ Chief Financial Officer, and Jean-Marie Messier, Publicis’ strategic advisor from the firm Messier & Associés, met in Boston with Mr. Kenny, Mr. Roberts, Cella Irvine, Digitas’ Chief Administrative Officer, Ernest Cloutier, Digitas’ General Counsel, and Adam Blackman of Bear Stearns, financial advisor to Digitas. The purpose of the meeting was to provide Publicis with greater detail about Digitas business and operations. Digitas’ management gave a presentation to the Publicis executives and their financial advisor on Digitas’ business, organization and its client work. Publicis was provided with opportunities to ask questions and gain a more detailed understanding of Digitas’ business, including client relationships and financial performances.

During the course of the two-day meeting Publicis suggested a possible purchase price of $13.50, subject to further due diligence, conditioned upon entering into a two week period of exclusive negotiation with Publicis and stating their requirement that if an agreement is to be reached, it must be signed by no later than December 20, 2006. Mr. Lévy indicated that Publicis would be willing to consider an all cash transaction. Mr. Lévy further expressed Publicis’ desire to have a high level of certainty that any proposed transaction would be consummated and proposed that the definitive transaction agreement provide for Digitas to pay Publicis a termination fee in certain customary circumstances equal to 4-5% of the total transaction value. At the conclusion of the two-day meetings, Mr. Lévy conveyed to the Digitas senior management Publicis’ desire to commence immediately a more detailed legal, financial and accounting due diligence review process and the preparation and negotiation of a definitive transaction agreement for a possible transaction between Digitas and Publicis.

On the evening of December 10, 2006, a special meeting of the Digitas Board of Directors was convened to discuss the two-day management meetings and Publicis’ indicated per Share value for an acquisition. The Digitas Board discussed Publicis suggested per share valuation as compared to Digitas’ risk adjusted long-term growth strategy and the low likelihood of any third party being in a position to submit an offer of equal or greater value to Publicis’. The Digitas Board also discussed Publicis’ financial condition and likely ability to finance the transaction, noting Publicis’ strong financial condition. Bear Stearns presented materials related to these topics and participated in this discussion. After discussion, the Digitas Board decided to provide Publicis with access to perform its due diligence and negotiate a definitive transaction agreement. The Digitas Board, however, questioned the desirability of providing an exclusive negotiation period and conveyed to Digitas’ management their views that the proposed 4-5% termination fee was unacceptably high under the circumstances.

On December 11, 2006, Digitas and its representatives began providing Publicis and its representatives with certain nonpublic documents and the access to management that was necessary for Publicis to finalize its offer and enter into a definitive merger agreement. On December 12, 2006 Digitas’ legal counsel, Goodwin Procter LLP, distributed the first draft of a proposed merger agreement and began the process of negotiating a merger agreement with Publicis’ legal counsel, Wachtell, Lipton, Rosen & Katz. Also on December 12, 2006, Mr. Lévy sent to Mr. Kenny a letter expressing his belief in the benefits of a combination transaction and Publicis’ short time frame for executing a definitive transaction agreement.

Over the course of the next nine days, the parties’ respective management teams and the parties’ respective legal and financial advisors negotiated the terms of the merger agreement. During that period, a number of drafts of the merger agreement and related documentation were negotiated and exchanged between the parties. Also during the period, the parties discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the compensation and benefits of Digitas employees following the transaction (including with respect to retention, severance and other employee benefit issues), the conduct of Digitas’ business between signing and closing of the transaction, regulatory matters (including necessary antitrust filings), the parties’ respective conditions to closing (in particular the circumstances that would or would not trigger the ‘‘material adverse change’’ closing condition), Digitas’ ability to respond to unsolicited inquiries following the announcement of the transaction and the rights of the parties to abandon the transaction and, in such event, any applicable termination fee. In response to Digitas’ expressed views on the termination fee, Publicis suggested a lowered termination fee of 3.7% of the transaction value plus a reimbursement of Publicis’ transaction expenses. Publicis also negotiated employment agreements with certain key employees. Publicis and its legal counsel expressed its opposition to Digitas’ proposed conditions to closing, particularly the circumstances that would or would not trigger the ‘‘material adverse change’’ closing condition. Digitas agreed to include a condition to closing of the tender offer that Mr. Kenny remain employed by Digitas and that his employment agreement remain in effect at the time of closing.

On the afternoon of December 17, 2006, a special meeting of the Digitas Board of Directors was convened in Boston to discuss the proposed terms of the transaction. Earlier that morning, Mr. Kenny and Mr. Blackman separately confirmed that Publicis’ proposed offer was $13.50 per Share in cash and immediately prior to the meeting Publicis confirmed in writing the material terms of its proposal for the acquisition of Digitas. In addition, in response to continued opposition to its proposed termination fee, Publicis proposed a termination fee equal to 3.0% of the transaction value and an expense reimbursement capped at US $4,600,000 (approximately 3,500,000 Euros). Publicis also provided evidence of its ability to finance the transaction using its existing working capital and existing credit line, to be supplemented by an additional committed $1 billion facility as well as available cash. Mr. Kenny provided the Digitas Board with an update on the process and Bear Stearns presented its financial analysis of the proposed transaction with Publicis. The Digitas Board discussed the Publicis proposed offer and potential risk to the proposed deal and to Digitas’ business if it contacted Company A or any other potential acquirors, and the remote chance that another bidder could provide a superior all cash offer given client conflicts, previously expressed views on Digitas’ valuation and other issues. The Digitas Board also asked numerous questions of management and the company’s advisors and discussed at length the advantages and risks of the proposed transaction that are described in ‘‘Reasons for the Merger’’ below. During the meeting, Mr. Kenny left the meeting briefly to call Mr. Lévy to explore, among other matters, the possibility of a higher price. During this conversation, Mr. Lévy asserted that $13.50 per Share was Publicis’ last and best offer. After being informed of Publicis’ position on price, the Digitas Board authorized management to finalize the negotiation of the definitive transaction agreement and to allow Publicis to complete its confirmatory due diligence process.

On the morning of December 20, 2006, a special meeting of the Board of Directors was convened to discuss the proposed terms of the transaction. Mr. Blackman of Bear Stearns confirmed the financial analysis of Bear Stearns presented to the Digitas Board on December 17, 2006. Thereafter, Bear Stearns rendered its oral opinion regarding the transaction with Publicis, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by the Digitas stockholders in the Offer and the Merger is fair, from a financial point of view, to Digitas’ stockholders. After discussion, the Board agreed to approve the proposed merger. The definitive agreement and plan of merger and other transaction-related documents were signed and their execution announced at approximately 12:00 noon Eastern (US) Time and 6:00 p.m. Paris Time on December 20, 2006.

Reasons for the Recommendation of the Digitas Board.

In reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, Digitas’ Board of Directors considered a number of factors, including, without limitation, the following:

•	Digitas Operating and Financial Condition; Prospects of Digitas. The Digitas Board considered the current and historical financial condition and results of operations of Digitas, as well as the prospects and strategic objectives of Digitas, including the risks involved in achieving those objectives, and the current and expected conditions in the industry in which Digitas’ business operates. The Digitas Board considered the uncertain economic environment, Digitas’ stock price volatility, market capitalization and liquidity, and the risks inherent in Digitas’ business model, as well as other risks and uncertainties discussed in Digitas’ filings with the Securities and Exchange Commission.

•	Transaction Financial Terms; Premium to Market Price. The Digitas Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price and Merger Consideration of $13.50 per Share to be paid in the Offer and the Merger, respectively, represents (a) a premium of 23.5% over $10.93, the closing price of Digitas Common Stock on the Nasdaq National Market on December 19, 2006, the last trading day prior to the execution of the Merger Agreement and (b) a premium of 29.1% over $10.46, the three-month volume weighted average stock price of Digitas Common Stock as of December 19, 2006.

•	Cash Tender Offer; Certainty of Value. The Digitas Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Digitas Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on Publicis’ ability to secure financing commitments.

•	Appraisal Rights. The Digitas Board considered the availability of appraisal rights with respect to the Merger for Digitas stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the ‘‘fair value’’ of their Shares at the completion of the Merger.

•	Timing of Completion. The Digitas Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

•	Bear Stearns Fairness Opinion. The Digitas Board considered presentations from Bear Stearns and the written opinion of Bear Stearns, dated as of December 20, 2006, to the effect that, as of such date, based upon and subject to the assumptions, qualifications and limitations set forth therein, the $13.50 per Share to be received by Digitas’ stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to Digitas’ stockholders. A copy of the written opinion rendered by Bear Stearns to Digitas’ Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by Bear Stearns in arriving at its opinion, is attached as Annex II to this Schedule 14D-9 and incorporated in this Schedule 14D-9 by reference. Stockholders are urged to read this opinion in its entirety. A detailed discussion of the procedures Bear Stearns followed, the matters considered and the assumptions made by Bear Stearns in arriving at its opinion is contained in Item 8 below. The Digitas Board was aware that Bear Stearns becomes entitled to certain fees described in Item 5 upon the rendering of its opinion and upon the consummation of the Merger. Bear Stearns’ opinion was provided to the Digitas Board for its benefit and use. Bear Stearns’ opinion (i) does not constitute a recommendation to the Digitas Board as to how to vote in connection with their consideration of the Merger Agreement; (ii) does not constitute a recommendation to any stockholder of Digitas as to whether to tender Shares pursuant to the Offer and/or as to how to vote in connection with the Merger; and (iii) does not address Digitas’ underlying business decision to pursue the transaction with Publicis, the relative merits of the transaction with Publicis as compared to any alternative business strategies that might exist for Digitas or the effects of any other transaction in which Digitas might engage.

•	Strategic Alternatives. The Digitas Board considered, and discussed with Bear Stearns, trends in the industry in which Digitas’ business operates and the strategic alternatives available to Digitas, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Digitas Board considered the provisions in the Merger Agreement that provide for the ability of the Digitas Board, under certain circumstances, prior to purchase of the Shares in the Offer and in accordance with certain requirements of the Merger Agreement, to engage or participate in discussions or negotiations with a person that has made a bona fide unsolicited acquisition proposal that the Digitas Board determines in good faith constitutes or is reasonably likely to lead to a superior proposal and/or furnish to such person non-public information relating to Digitas pursuant to a confidentiality agreement that contains confidentiality and other provisions that are substantially similar to, and not less favorable to Digitas than, the Confidentiality Agreement entered into between Digitas and Publicis so long as certain conditions are satisfied, including that the Digitas Board reasonably determines in good faith after consultation with its financial advisor that the failure to take such action would constitute a breach of its fiduciary obligations to Digitas’ stockholders under applicable legal requirements and Digitas provides prior notice of such intended action to Publicis as set forth in the Merger Agreement.

•	Ability to Change Recommendation. The Digitas Board considered the provisions in the Merger Agreement that provide for the ability of the Digitas Board under certain circumstances to withdraw, qualify, modify or not reaffirm in a manner adverse to Publicis the Digitas Board’s recommendation to the Digitas stockholders that they accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by Delaware law, vote their Shares in favor of the adoption of the Merger Agreement so long as certain conditions are satisfied, including that, the Digitas Board shall have reasonably determined in good faith that the failure to so withdraw, qualify, modify, or not reaffirm the Digitas Board’s recommendation would be inconsistent with the directors’ fiduciary duties under applicable law, such withdrawal, qualification or modification is being made primarily as a result of a superior proposal, at least four business days prior written notice is given to Publicis of the Digitas Board’s intent to so withdraw, qualify, modify, or not reaffirm its recommendation and Digitas pays Publicis a termination fee of $38,850,000 and reimburses Publicis’ out-of-pocket fees and expenses up to a maximum amount of $4.6 million.

•	Ability to Terminate Merger Agreement to Accept a Superior Proposal. The Digitas Board considered the provisions in the Merger Agreement that provide for the ability of the Digitas Board to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal, if, prior to and as a condition to such termination, Digitas pays Publicis a termination fee of $38,850,000 and reimburses Publicis’ out-of-pocket fees and expenses up to a maximum amount of $4.6 million.

•	Termination Fee and Expenses. The Digitas Board considered the termination fee and expense reimbursement provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to competing offers.

The Digitas Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Termination Fee and Expenses. The Digitas Board considered the restrictions that the Merger Agreement imposes on Digitas’ ability to solicit competing bids, and the insistence of Publicis as a condition to entering into the Merger Agreement that Digitas would be obligated to pay a termination fee of $38,850,000 under certain circumstances (including the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions) and that Digitas would be obligated to pay Publicis’ out-of-pocket fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby up to a maximum amount of $4.6 million.

•	Failure to Close. The Digitas Board considered that the conditions to Publicis’ and Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of Digitas’ control. The Digitas Board considered the fact that, if the Offer and Merger are not consummated, Digitas’ directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and Digitas will have incurred significant transaction costs attempting to consummate the transaction. The Digitas Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of Digitas’ continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected.

•	Pre-Closing Covenants. The Digitas Board considered that, under the terms of the Merger Agreement, Digitas has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that Digitas will not take a number of actions related to the conduct of its business without the prior written consent of Publicis. The Digitas Board further considered that these terms may limit the ability of Digitas to pursue business opportunities that it would otherwise pursue.

•	Alternative Proposals. The Digitas Board considered the fact that, although Digitas had held discussions with four other potential buyers, Digitas did not hold a more widespread auction process, and considered the risks to the business of such a broader process.

•	Cash Consideration. The Digitas Board considered the fact that, subsequent to completion of the Merger, Digitas will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Digitas stockholders from being able to participate in any value creation that the Surviving Corporation could generate going forward, as well as any future appreciation in value of the Surviving Corporation.

•	Tax Treatment. The Digitas Board considered the fact that gains from this transaction would be taxable to the Digitas stockholders for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. The Digitas Board was aware of the potential conflicts of interest between Digitas, on the one hand, and certain of Digitas’ executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described above in Item 3 and in the Information Supplement.

The Digitas Board believed that, overall, the potential benefits of the Offer and the Merger to the Digitas stockholders outweighed the risks of the Offer and the Merger and provided the maximum value to shareholders. In analyzing the Offer and the Merger, Digitas’ management and Digitas’ Board of Directors were assisted and advised by representatives of Bear Stearns and Digitas’ legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement.

The foregoing discussion of information and factors considered by the Digitas Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Digitas Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Digitas Board applied his own personal business judgment to the process and may have given different weight to different factors.

(c)    Intent to Tender.

To the knowledge of Digitas after reasonable inquiry, all of Digitas’ executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

Bear Stearns is acting as Digitas’ exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Bear Stearns’ engagement, Digitas has agreed to pay Bear Stearns a cash fee equal to 0.80% of the aggregate consideration payable in a transaction involving the acquisition or sale of Digitas, which fee in connection with the consideration of the Merger is expected to equal approximately $10.4 million. In addition, a fee of $1.5 million was payable to Bear Stearns upon the rendering of its fairness opinion, which will be credited against the fee payable upon completion of the transaction with Publicis. In addition, Digitas has agreed to reimburse Bear Stearns for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of legal counsel) incurred during its engagement and to indemnify Bear Stearns against certain liabilities, including liabilities under federal securities laws, arising out of Bear Stearns’ engagement.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade the debt or equity securities and/or bank debt of Digitas and/or Publicis for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or bank debt. Bear Stearns in the past has provided and is currently providing certain investment banking and other services to Digitas, for which it has received, and expects to receive, customary fees.

Except as set forth above, neither Digitas nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Digitas’ stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Digitas, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by Digitas, or, to the best of Digitas’ knowledge, any of Digitas’ directors, executive officers or affiliates, except for 466,087 Shares issued pursuant to options exercised from October 27, 2006 through December 21, 2006 and 12,697 restricted Shares that have been cancelled from October 27, 2006 through December 21, 2006.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) Digitas is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Digitas’ securities by Digitas, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Digitas or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Digitas or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of Digitas and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.    Additional Information.

(a)    Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Digitas who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the ‘‘fair value’’ of their shares as determined by the Delaware Court of Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of Digitas to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting is held to approve the Merger, Digitas will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder that delivered to Digitas a demand for appraisal prior to the vote and that has not voted in favor of the Merger. If the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the Merger to all record holders of Shares at the time of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(b)    Rights Agreement Amendment.

In connection with the Merger Agreement, on December 20, 2006, Digitas and American Stock Transfer & Trust Company entered into the First Amendment to the Shareholder Rights Agreement (the ‘‘First Amendment’’). Digitas entered into the First Amendment to render the Shareholder Rights Agreement inapplicable to the Merger Agreement, the execution thereof and the transactions contemplated thereby, including, without limitation, the Offer and the Merger. This summary is qualified in its entirety by reference to the First Amendment which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(c)    Anti-takeover Statute.

As a Delaware corporation, Digitas is subject to Section 203 of the DGCL (‘‘Section 203’’). In general, Section 203 would prevent an ‘‘interested stockholder’’ (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a ‘‘business combination’’ (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, Digitas’ Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(d)    Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’) and the rules that have been promulgated thereunder by the Federal Trade Commission (the ‘‘FTC’’), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the ‘‘Antitrust Division’’) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants ‘‘early termination’’ of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Publicis or Digitas. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. Digitas does not, and Publicis has advised Digitas that it does not, believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The purchase of the Shares pursuant to the Offer also requires a filing under the German Act against Restraints of Competition which was made on December 22, 2006. Certain acquisition transactions that may have an impact in the Federal Republic of Germany are subject to review by the German Federal Cartel Office to determine whether they comply with applicable German antitrust laws. Under the German Act Against Restraints of Competition, acquisition transactions that meet certain jurisdictional thresholds and are not subject to antitrust review by the European Commission, such as the Offer, may not be completed until the expiration of an initial one-month waiting period that follows the filing of a notification jointly by both parties to the transaction with the German

Federal Cartel Office. The waiting period may be shortened if the German Federal Cartel Office notifies the parties that the requirements for a prohibition of a merger are not fulfilled, or it may be lengthened if the German Federal Cartel Office determines that an in-depth investigation is required and enters into a main examination proceeding. Digitas does not, and Publicis has advised Digitas that it does not, believe that the consummation of the Offer will result in a violation of the German Act Against Restraints of Competition. However, there can be no assurance that a challenge to the Offer as a violation of the German Act Against Restraints of Competition will not be made, or if such a challenge is made, what the result would be.

None of Publicis, Purchaser or Digitas is aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act and the German Act Against Restraints of Competition that would be required for Publicis’ or Purchaser’s acquisition or ownership of the Shares.

(e)    Vote Required to Approve the Merger.

The Digitas Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Digitas’ stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of Digitas.

(f)    Fairness Opinion of Bear Stearns.

Pursuant to an engagement letter dated December 14, 2006, Digitas engaged Bear Stearns to act as its financial advisor with respect to a possible sale of Digitas. In selecting Bear Stearns, the Digitas Board considered, among other things, the fact that Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in Digitas’ industry as well as substantial experience providing strategic advisory services. Bear Stearns, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions; underwritings, private placements and other securities offerings; senior credit financings; valuations; and general corporate advisory services.

At the December 20, 2006 meeting of the Digitas Board, Bear Stearns delivered its oral opinion regarding the transaction with Publicis, which was subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received by Digitas’ stockholders in the Offer or the Merger is fair, from a financial point of view, to Digitas’ stockholders.

The full text of Bear Stearns’ written opinion is attached as Annex II to this Schedule 14D-9 and is incorporated herein by reference. Digitas’ stockholders are urged to, and should, read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, some of the matters considered and qualifications and limitations of the review undertaken by Bear Stearns. The Bear Stearns opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns as of the date of the Bear Stearns opinion, and Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Bear Stearns’ opinion:

•	was provided to the Digitas Board for its benefit and use;

•	does not constitute a recommendation to the Digitas Board as to how to vote in connection with their consideration of the Merger Agreement;

•	does not constitute a recommendation to any stockholder of Digitas as to whether to tender Shares pursuant to the Offer and/or as to how to vote in connection with the Merger; and

•	does not address Digitas’ underlying business decision to pursue the transaction with Publicis, the relative merits of the transaction with Publicis as compared to any alternative business strategies that might exist for Digitas or the effects of any other transaction in which Digitas might engage.

Digitas did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In connection with rendering its opinion, Bear Stearns:

•	reviewed the draft of the Merger Agreement, dated December 20, 2006;

•	reviewed Digitas’ Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8-K filed since December 31, 2005;

•	reviewed certain operating and financial information relating to Digitas’ business and prospects, including a forecast for the year ending December 31, 2006, a budget for the year ending December 31, 2007 and projections for the four years ending December 31, 2011 (collectively, the ‘‘Digitas Projections’’), all as prepared and provided to Bear Stearns by Digitas’ management;

•	met with certain members of Digitas’ senior management to discuss Digitas’ business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Shares;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Digitas;

•	reviewed the terms of recent acquisitions involving companies that Bear Stearns deemed generally comparable to Digitas;

•	performed discounted cash flow analyses based on the Digitas Projections furnished to Bear Stearns; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided by or discussed with Digitas or obtained from public sources, including, without limitation, the Digitas Projections referred to above. With respect to the Digitas Projections, Bear Stearns has relied on representations that the Digitas Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Digitas as to the expected future performance of Digitas. Bear Stearns has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Digitas Projections, and has further relied upon the assurances of the senior management of Digitas that they are unaware of any facts that would make the information and Digitas Projections incomplete or misleading.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Digitas, nor was Bear Stearns furnished with any such appraisals. In connection with its engagement and pursuant to the instructions of Digitas, Bear Stearns was not asked to solicit (and did not solicit) third party indications of interest regarding a possible merger, acquisition or similar extraordinary transaction involving all or part of Digitas. Bear Stearns has assumed that the Offer and the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Digitas.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Bear Stearns and presented to the Digitas Board of Directors in connection with rendering its fairness opinion.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Bear Stearns, and the order of the analyses described does not represent the relative importance or weight given to the analyses performed by Bear Stearns.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.

In conducting its analysis, Bear Stearns considered two projected financial cases for the five years ended December 31, 2011, which were included in the Digitas Projections. In the first case, referred to as the upper case, management assumed, among other things, positive outcomes regarding various events which may influence revenue and profitability for Digitas. The second case, referred to as the lower case, was based on a more conservative management outlook for revenue and profitability for Digitas.

Discounted Cash Flow Analysis.    Bear Stearns conducted a discounted cash flow analysis of Digitas for the purpose of determining the implied fully diluted equity value per Share based on both the upper case and lower case.

For both the upper case and the lower case, Bear Stearns calculated the projected after-tax unlevered free cash flows that Digitas is expected to generate during calendar years 2007 through 2011 based on Digitas’ projections, plus its terminal value, calculated as a multiple of 9.0x to 11.0x, in the lower case, and 11.0x to 13.0x, in the upper case, of 2011 projected estimated earnings before interest, income taxes, depreciation and amortization (reduced by stock based compensation expense) (‘‘EBITDA’’). These values were discounted to determine the present value using a range of discount rates that corresponded to Digitas’ estimated weighted average cost of capital (‘‘WACC’’), during that period. In each of the lower case and the upper case, Bear Stearns used a range of WACCs of 13.5% to 16.0%. This analysis indicated an approximate implied per share equity reference range for Digitas of $9.02 to $10.93 in the lower case and an approximate implied per share equity reference range for Digitas of $12.13 to $14.66 in the upper case.

Comparable Public Company Trading Analysis.    Bear Stearns reviewed and compared certain operating, financial, trading and valuation information for Digitas to certain publicly available operating, financial, trading and valuation information for a group of selected companies, which in Bear Stearns’ judgment were reasonably comparable to Digitas for purposes of this analysis. These companies were aQuantive, Inc. and ValueClick, Inc.

For each of the comparable public companies listed above, Bear Stearns analyzed multiples of enterprise value (which is calculated as the sum of the value of the common equity on a fully diluted basis and the value of net debt, any minority interest and preferred stock) (‘‘Enterprise Value’’) divided by EBITDA, for the calendar years ending December 31, 2006 and 2007. Bear Stearns also analyzed multiples of each company’s stock price divided by (i) estimated earnings (reduced by stock based compensation expense) per share (‘‘EPS’’) and (ii) estimated EPS (reduced by stock based compensation expense) adjusted (x) to exclude amortization of purchase accounting related intangibles, (y) to reflect the full tax rate (e.g., no net operating loss benefit) and (z) to exclude interest income for companies with positive net cash positions (‘‘Adjusted EPS’’), for the calendar years ending December 31, 2006 and 2007. For purposes of calculating the ratio of stock price to Adjusted EPS, the stock price is adjusted downward to reflect the estimated present value of net operating losses and net cash position of the applicable company. This analysis was compiled using publicly available information, including closing stock market data as of December 18, 2006 and an average of Wall Street research estimates of the components of EBITDA, EPS and Adjusted EPS for the calendar years ending December 31, 2006 and 2007.

Bear Stearns calculated the following multiples for the above comparable public companies:

	aQuantive, Inc.	ValueClick, Inc.
Enterprise Value/2006E EBITDA	18.1x	18.0x
Enterprise Value/2007E EBITDA	14.2x	14.2x
Price/2006E EPS	41.7x	42.4x
Price/2007E EPS	32.8x	32.0x
Price/2006E Adjusted EPS	36.9x	37.1x
Price/2007E Adjusted EPS	29.4x	29.3x

Based on the range of Enterprise Value / 2007 estimated EBITDA and Price / 2007 estimated Adjusted EPS multiples of the comparable public companies, Bear Stearns calculated an implied per share equity reference range for Digitas of $10.47 to $11.64 based on the lower case and an implied per share equity reference range for Digitas of $11.47 to $12.77 based on the upper case.

Comparable Precedent Transaction Analysis.    Using publicly available information, Bear Stearns reviewed two selected precedent merger and acquisition transactions involving companies in the online and interactive advertising industry which Bear Stearns deemed generally comparable to Digitas and the transaction with Publicis. The precedent transactions were the following:

Announcement Date	Target	Acquiror
July 15, 2004	Modem Media Inc.	Digitas Inc.
June 28, 2004	SBI Razorfish	aQuantive, Inc.

Bear Stearns calculated a range of multiples of transaction value to the approximate average of the projected 2004 and 2005 calendarized 12 month forward EBITDA estimates (‘‘Forward EBITDA’’) for the target companies in these transactions. This analysis was compiled using an average of Wall Street research estimates and company guidance, where available, of revenue and EBITDA. EBITDA estimates exclude synergies and were reduced by stock option based compensation expense. This analysis indicated an approximate implied per share equity reference range for Digitas of $8.99 to $9.58 based on the lower case and an approximate implied per share equity reference range for Digitas of $9.82 to $10.48 based on the upper case.

Bear Stearns also calculated a range of multiples of transaction value adjusted by the percentage change in forward Enterprise Value/EBITDA multiples for the acquiror from the date of the announcement of the transaction to December 18, 2006. This analysis indicated an approximate implied per share equity reference range for Digitas of $11.06 to $11.64 based on the lower case and an approximate implied per share equity reference range for Digitas of $12.12 to $12.77 based on the upper case.

Miscellaneous

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Such an opinion is, therefore, not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would, in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. Bear Stearns based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Bear Stearns did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support the Bear Stearns opinion. In arriving at its opinion, Bear Stearns considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Bear Stearns arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness of the consideration to be received by the stockholders of Digitas. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable company analysis described above are identical to Digitas, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the transaction with Publicis. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not strictly mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of Digitas and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Bear Stearns opinion was just one of the many factors taken into consideration by the Digitas Board. Consequently, Bear Stearns’ analysis should not be viewed as determinative of the decision of the Digitas Board with respect to the fairness of the per share consideration to be received, from a financial point of view, by the stockholders of Digitas.

Item 9.    Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description
(a)(1)	Letter to Stockholders of Digitas Inc., dated December 26, 2006, from David W. Kenny, Chairman and Chief Executive Officer of Digitas Inc. (included as Annex III to this Schedule 14D-9).*
(a)(2)	Offer to Purchase, dated December 26, 2006 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Publicis Groupe S.A and Pacific Acquisition Corp. filed with the Securities and Exchange Commission on December 26, 2006).*
(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Publicis Groupe S.A and Pacific Acquisition Corp. filed with the Securities and Exchange Commission on December 26, 2006).*
(a)(4)	Opinion of Bear, Stearns & Co. Inc., dated December 20, 2006 (included as Annex II to this Schedule 14D-9).*
(a)(5)	Joint Press Release issued by Digitas Inc. and Publicis Groupe S.A., dated December 20, 2006 (incorporated by reference to press release filed with the Securities and Exchange Commission under cover of Schedule 14D-9C by Digitas Inc. on December 20, 2006).
(a)(6)	Slide Show Presentation for joint conference call held by Digitas Inc. and Publicis Groupe S.A. on December 20, 2006 with analysts and media (incorporated by reference to presentation filed with the Securities and Exchange Commission under cover of Schedule 14D-9 by Digitas Inc. on December 20, 2006).
(a)(7)	Letter to Employees of Digitas Inc., dated December 20, 2006 (incorporated by reference to letter filed with the Securities and Exchange Commission under cover of Schedule 14D-9C by Digitas Inc. on December 26, 2006).
(a)(8)	Summary Advertisement as published in The New York Times on December 26, 2006 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Publicis Groupe S.A and Pacific Acquisition Corp. filed with the Securities and Exchange Commission on December 26, 2006).*
(e)(1)	Agreement and Plan of Merger, dated December 20, 2006, by and among Publicis Groupe S.A, Pacific Acquisition Corp. and Digitas Inc. (incorporated by reference to Exhibit 2.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).
(e)(2)	First Amendment to the Shareholder Rights Agreement, dated December 20, 2006, between Digitas Inc. and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Form 8-A/A filed with the Securities and Exchange Commission on December 20, 2006).
(e)(3)	Section 14(f) Information Statement of Digitas Inc., dated December 26, 2006 (included as Annex I to this Schedule 14D-9).*
(e)(4)	Form of Indemnification Agreement between Digitas Inc. and each of its directors (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission).

* Included in copies mailed to stockholders of Digitas Inc.

Exhibit No.	Description
(e)(5)	Employment Agreement, dated as of January 6, 1999, by and between David W. Kenny and Bronner Slosberg Humphrey, LLC (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission).
(e)(6)	First Amendment to Employment Agreement, dated as of February 1, 2000, by and between David Kenny and Digitas Inc. (incorporated by reference to Exhibit 10.25 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(7)	Second Amendment to Employment Agreement, dated as of January 21, 2005, by and between David Kenny and Digitas Inc. (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).
(e)(8)	Letter Agreement, dated as of December 20, 2006, among Digitas Inc., Publicis Groupe S.A. and David Kenny (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).
(e)(9)	Employment Agreement, dated as of June 22, 2001, between Digitas LLC and Brian Roberts (incorporated by reference to Exhibit 10.27 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(10)	First Amendment to Employment Agreement, dated as of January 21, 2005, between Digitas Inc. and Brian Roberts (incorporated by reference to Exhibit 10.3 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).
(e)(11)	Second Amendment to Employment Agreement, dated as of October 16, 2006, between Digitas Inc. and Brian Roberts (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2006).
(e)(12)	Employment Agreement, dated as of July 20, 2004, between Digitas LLC and Ernest Cloutier (incorporated by reference to Exhibit 10.29 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(13)	First Amendment to Employment Agreement, dated as of December 20, 2006, between Digitas Inc. and Ernest Cloutier (incorporated by reference to Exhibit 10.2 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).
(e)(14)	Employment Agreement, dated as of February 17, 1999, by and between Bronner Slosberg Humphrey, LLC and Laura Wicke Lang (incorporated by reference to Exhibit 10.31 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(15)	Amendment to Employment Agreement, dated December 7, 2000,, between Laura Lang and Digitas Inc. (incorporated by reference to Exhibit 10.32 to Digitas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004).
(e)(16)	Second Amendment to Employment Agreement, dated as of January 21, 2005, between Digitas LLC and Laura Lang (incorporated by reference to Exhibit 10.2 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).

Exhibit No.	Description
(e)(17)	Letter Agreement, dated as of December 20, 2006, among Digitas Inc., Digitas LLC and Laura Lang (incorporated by reference to Exhibit 10.3 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).
(e)(18)	Employment Agreement, dated as of January 21, 2005, between Modem Media, Inc. and Martin Reidy (incorporated by reference to Exhibit 10.4 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2005).
(e)(19)	Letter Agreement, dated as of December 20, 2006, among Digitas Inc., Modem Media, Inc. and Martin Reidy (incorporated by reference to Exhibit 10.4 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 26, 2006).
(e)(20)	Employment Agreement dated as of February 17, 2005, by and between Digitas Inc. and Cella Irvine (incorporated by reference to Exhibit 10.1 to Digitas Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2006	DIGITAS INC.
By: /s/ David W. Kenny
David W. Kenny Chairman and Chief Executive Officer

Annex I

Digitas Inc.
33 Arch Street
Boston, Massachusetts 02110

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 26, 2006 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the ‘‘Schedule 14D-9’’) of Digitas Inc., a Delaware corporation (‘‘Digitas’’ or the ‘‘Company’’), with respect to the tender offer by Pacific Acquisition Corp., a Delaware corporation (‘‘Purchaser’’) and an indirect wholly-owned subsidiary of Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France (‘‘Publicis’’), to the holders of record of shares of Digitas common stock, par value $0.01 per share, including the associated preferred stock purchase rights (‘‘Digitas Common Stock’’). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Publicis without a meeting of Digitas stockholders to a majority of the seats on the board of directors of Digitas (the ‘‘Digitas Board’’). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of December 20, 2006 (the ‘‘Merger Agreement’’), by and among Publicis, Purchaser and Digitas.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the ‘‘Offer’’) on December 26, 2006 to purchase all of the outstanding shares of Digitas Common Stock, at a purchase price of $13.50 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 26, 2006 (the ‘‘Offer to Purchase’’). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on January 24, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Digitas Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Digitas stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Publicis with the Securities and Exchange Commission on December 26, 2006.

Section 1.3 of the Merger Agreement provides that, promptly after such time as Purchaser accepts for payment, shares of Digitas Common Stock pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and Rule 14f-1 thereunder, Publicis will be entitled to designate such number of directors of the Digitas Board (rounded up to the next whole number) equal to the product of the total number of directors on the Digitas Board multiplied by the percentage that the aggregate number of shares of Digitas Common Stock beneficially owned by Publicis or any of its affiliates bears to the total number of shares of Digitas Common Stock then outstanding. In connection with the foregoing, the Company will promptly obtain the resignation of such number of its current directors as is necessary to enable Publicis’ designees to be elected or appointed to the Digitas Board. However, prior to the Effective Time, the Digitas Board will always have at least two members who are not officers, directors, employees or designees of Publicis. Following the election or appointment of Publicis’ designees to the Digitas Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension by the Company of the time for performance of any of the obligations or other acts of Publicis or Purchaser, or any waiver of any condition to the Company’s obligations or rights under the Merger Agreement, if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of Digitas, will require the approval of at least one of the directors who is not an officer, director, employee or designee of Publicis.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Publicis’ designees to the Digitas Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Publicis, Purchaser and Publicis’ designees has been furnished to the Company by Publicis, and the Company assumes no responsibility for the accuracy or completeness of such information.

PUBLICIS DESIGNEES TO DIGITAS BOARD OF DIRECTORS

Jean-Yves Naouri, born on November 19, 1959, joined Publicis in 1993 as one of the founding partners of Publicis Consultants. In November 2000, he was appointed President of Publicis Conseil in Paris. In April 2003, he was appointed Regional Chairman for Publicis Worldwide agencies in Northern Europe and Country Chairman for Publicis Germany. In April 2004, he was appointed Executive Vice President of Publicis Groupe. Mr. Naouri is a French citizen.

Jean-Michel Etienne, born on November 2, 1951, joined Publicis Groupe as Chief Financial Officer in September 2000. He was appointed Executive Vice President — Chief Financial Officer in September 2006. Mr. Etienne is a French citizen.

Russell Kelley, born on November 5, 1949, was appointed General Counsel of Publicis Groupe in September 2002. Mr. Kelley had previously been General Counsel & Company Secretary of Allied Domecq plc. Mr. Kelley is a U.S. citizen.

Bertrand Siguier, born on June 10, 1941, was a financial analyst at the Neuflize Schlumberger Mallet Bank from 1967 to 1969. He joined Publicis’ account management department in 1969. He served as deputy manager and international coordinator of Publicis Intermarco Farner from 1974 until 1979, when he became deputy managing director of our agency in London. He joined the board of directors of Publicis Conseil in 1982, serving there until his appointment as vice president of Publicis Communications in 1988. He has been a member of our management board since 1999. Mr. Siguier is a French citizen.

GENERAL INFORMATION CONCERNING THE COMPANY

The Digitas Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Digitas Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of December 15, 2006, there were 86,871,078 shares of Digitas Common Stock outstanding. As of the date of this Information Statement, Publicis and its affiliates do not own any shares of Digitas Common Stock.

CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

The Digitas Board currently consists of eight members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term.

A-I-2

Name	Age	Position with Digitas	Director Class	Term Expires
David W. Kenny	45	Chairman and CEO	Class I	2007
Robert R. Glatz	51	Director	Class I	2007
Joseph R. Zimmel	53	Director	Class I	2007
Arthur Kern	59	Director	Class II	2008
Gail J. McGovern	54	Director	Class II	2008
Orlando Ayala	50	Director	Class III	2009
Gregor S. Bailar	43	Director	Class III	2009
Paul Sagan	47	Director	Class III	2009

The following are brief biographies of each current member of the Digitas Board.

Class III Directors (Terms Expire in 2009)

Orlando Ayala, age 50, Director since July 2006. Mr. Ayala serves as senior vice president and head of the Emerging Segments Market Development Group at Microsoft Corporation. In his previous role as the senior vice president of the Small, Medium Services and Partner group (SMS&P), Mr. Ayala led Microsoft’s strategic focus on the rapidly-growing market of small and medium businesses, as well as the extensive channel of sales and services partners. Simultaneously, he agreed to take on a unique dual role in Microsoft by serving as the Chief Operating Officer of Microsoft Dynamics, where he was responsible for driving a consistent marketing and services strategy for Microsoft’s then-nascent business solutions division. Mr. Ayala joined Microsoft in 1991 as senior director of the Latin America Region. He later held roles as senior vice president for the South Pacific and Americas region (SPAR) and group vice president of the worldwide sales, marketing and services group. Before joining Microsoft, Ayala spent 10 years with NCR Corp., where he held international assignments including that of sales director for NCR Mexico. He holds a bachelor’s degree in management information systems from Fundación Universidad de Bogotá.

Gregor S. Bailar, age 43, Director since 2001. Mr. Bailar joined Capital One Financial, a financial services company, in November 2001 as Executive Vice President and Chief Information Officer, and is responsible for all technology activities for Capital One’s businesses globally. Prior to joining Capital One, Mr. Bailar served as Chief Information Officer and Executive Vice President for Operations and Technology for the National Association of Securities Dealers/The Nasdaq Stock Market, from January 1998 until October 2001. He holds a degree in Electrical Engineering and Computer Science from Dartmouth College. He also serves on the board of directors for Red Oak Software, Endurance Specialty Holdings and Reading is Fundamental.

Paul Sagan, Age 47, Director since July 2006. Mr. Sagan joined Akamai, the leading global service provider for accelerating content and business processes online, in 1998 when the company was formed, becoming one of the first Internet professionals on the founding team. He served initially as Chief Operating Officer and then as President of the company. He was elected to its Board of Directors in January 2005, and he became CEO, in addition to being the company’s President, in April 2005. Previously, Mr. Sagan served as senior advisor to the World Economic Forum from 1997 to 1998, consulting to the Geneva-based organization on information technology for the world’s 1,000 foremost multinational corporations. He is also a trustee of Northwestern University and a director of Maven Networks and Experience, Inc. He holds a bachelor’s degree in science in journalism from Northwestern University.

Class II Directors (Terms Expire in 2008)

Arthur Kern, age 59, Director since 1999. Prior to investing in media and marketing services companies, Mr. Kern was co-founder and Chief Executive Officer of American Media Management, Inc. (‘‘American Media’’), a group owner of commercial radio stations sold to AMFM (now part of Clear Channel Communications) in 1994. Mr. Kern has been a director of American Media since 1987. He holds a B.A. from Yale University. He also serves on the board of directors of Yahoo!, Inc., a global Internet company.

A-I-3

Gail J. McGovern, age 54, Director since 2004. Prior to joining Harvard University in June 2002 as a Professor of Management Practice in the Harvard Business School, Ms. McGovern was president of Fidelity Personal Investments, a unit of Fidelity Investments. Ms. McGovern joined Fidelity in September 1998 as president of Distribution and Services. Ms. McGovern received a degree in theoretical mathematics from Johns Hopkins University and an MBA from Columbia University. She is a member of the board of trustees of Johns Hopkins University, the board of directors of the Hartford Financial Services Group, and the board of directors of DTE Energy.

Class I Directors (Terms Expire in 2007)

Robert R. Glatz, Age 51, Director since 2003. Mr. Glatz joined BearingPoint, Inc. in August 2005 as Executive Vice President of Corporate Development and Global Capture. Prior to joining BearingPoint, Mr. Glatz served as the Global Managing Partner, Corporate Development, of PricewaterhouseCoopers (PwC) Consulting from July 2001 until the sale of the business in October 2002. Prior to that assignment, Mr. Glatz served in the same role for all lines of business within PwC, overseeing acquisition, joint venture, alliance, and divestiture activities. Mr. Glatz began his career on the Price Waterhouse (PW) audit staff and later spent over ten years in the tax practice. He held leadership roles in both the tax and consulting businesses and also served as a member of the Management Committee of PW. He holds a degree in accounting from The Ohio State University and is a certified public accountant.

David W. Kenny, Age 45, Director since 1997. Mr. Kenny joined the Company as Vice Chairman in January 1997. He was named Chief Executive Officer in August 1997 and Chairman in January 1999. From 1991 to 1997, Mr. Kenny was a partner at Bain & Company, a strategy consulting firm, and was named to its Policy Committee in 1995. He holds a B.S. degree from the General Motors Institute (now Kettering University) and an M.B.A. from Harvard Business School. Mr. Kenny also serves on the board of directors of The Corporate Executive Board and on the board of directors of Sentient Air.

Joseph R. Zimmel, Age 53, Director since 2004. Mr. Zimmel served on the board of directors of Modem Media, Inc. from May 4, 1999 until he joined the Digitas Board of Directors in October 2004. Mr. Zimmel is currently a private investor. From December 2001 until November 2002, Mr. Zimmel served as an Advisory Director to the Goldman Sachs Group. Prior to that engagement, Mr. Zimmel held the position of Managing Director of the Communications, Media & Entertainment Group for the Americas in the investment banking division at Goldman, Sachs & Co., from 1999 to 2001. Mr. Zimmel served as a Managing Director and the head of that group from 1992 to 1999. Mr. Zimmel also serves on the board of directors of CenturyTel, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

The Digitas Board held sixteen (16) meetings in 2006. During 2006, each of the directors attended at least 75 percent of the total number of meetings of the Digitas Board and of the committees of the Digitas Board for which he or she was a member. The Digitas Board has determined that each of Messrs. Ayala, Bailar, Bronner, Glatz, Kern, Sagan and Zimmel and Ms. McGovern is an ‘‘independent director’’ in accordance with the applicable Nasdaq listing requirements. Therefore, the Company currently has a majority of ‘‘independent directors.’’ The Digitas Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Since May 12, 2005, the Audit Committee has consisted of Mr. Zimmel, Mr. Kern and Mr. Glatz, its chairman. The Board of Directors has determined that Messrs. Glatz, Kern and Zimmel are ‘‘independent’’ as defined in The Nasdaq Stock Market’s Marketplace Rules. The Audit Committee held six (6) meetings in 2006. The Audit Committee oversees the accounting, auditing, and financial reporting processes of the Company as

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well as the Company’s compliance with applicable laws, rules and regulations. Each year, it recommends to the Board a firm of independent public accountants to serve as the Company’s auditors. The Audit Committee reviews with such auditors the scope and results of their audit, fees for their services, and their independence with respect to the Company. The Audit Committee also establishes and periodically reviews the Company’s procedures for handling complaints regarding accounting policies and internal accounting controls. On March 8, 2006, the Digitas Board determined that all members of the Audit Committee, Messrs. Kern, Glatz and Zimmel qualify as an ‘‘audit committee financial expert’’ under the Exchange Act by means of their experience. The Digitas Board has also determined that they are ‘‘independent’’ under the Exchange Act and as defined in The Nasdaq Stock Market’s Marketplace Rules. The charter for the Audit Committee is available on the Company’s website at www.digitasinc.com.

Compensation Committee

Since May 14, 2006, the Compensation Committee has consisted of Mr. Bailar, its chairman, and Ms. McGovern. The Digitas Board has determined that each of Mr. Bailar and Ms. McGovern are ‘‘independent’’ as defined in The Nasdaq Stock Market’s Marketplace Rules. The Compensation Committee held six (6) meetings in 2006. It is responsible for reviewing and recommending to the Digitas Board the amount and type of consideration to be paid to senior management, administering the Company’s stock plans and establishing general policies relating to the compensation and benefits of employees. The Compensation Committee also recommends compensation policies and amounts for the Digitas Board. Members of the Compensation Committee conferred regularly with the Chief Executive Officer and the Chief Administrative Officer on issues of incentive compensation and recruiting. The charter for the Compensation Committee is available on the Company’s website at www.digitasinc.com.

Nominating and Corporate Governance Committee

Since May 14, 2006, the Nominating and Corporate Governance Committee (the ‘‘Nominating Committee’’) has consisted of Mr. Kern, its chairman and Ms. McGovern. The Board of Directors has determined that Mr. Kern and Ms. McGovern are ‘‘independent’’ as defined in The Nasdaq Stock Market’s Marketplace Rules. The Nominating Committee held two (2) meetings in 2006. It is responsible for recommending to the Digitas Board criteria for membership on the Board of Directors, identifying individuals qualified to serve on the Digitas Board and recommending individuals for selection by the Digitas Board as director nominees for election at each annual meeting of the Company’s stockholders. The Nominating Committee is also responsible for developing and recommending to the Digitas Board corporate governance guidelines applicable to the Company and overseeing the annual evaluation of the Board of Directors. The charter for the Nominating Committee (the ‘‘Nominating Committee Charter’’) is available on the Company’s website at www.digitasinc.com.

The Nominating Committee has a policy that it will review and evaluate the qualifications of any director candidates who have been recommended by stockholders of the Company in compliance with the policies set forth in the Nominating Committee Charter. According to this policy, any stockholder submitting a recommendation for a director candidate must submit it to the Secretary of the Company at the Company’s corporate headquarters not later than the 120 calendar day before the date the Company’s proxy statement was released to stockholders in connection with the previous year’s annual meeting. The Secretary of the Company will forward all recommendations to the Nominating Committee. The stockholder’s recommendation must include information required by the Nominating Committee Charter, including information about the stockholder making the recommendation and about the proposed director candidate. The Nominating Committee believes that any nominee that it recommends for a position on the Digitas Board must possess the highest personal and professional integrity, exceptional ability and judgment and such other characteristics as it deems appropriate to demonstrate that he or she would be highly effective, in conjunction with the other directors and nominees for director, in serving the best interest of the Company’s stockholders. The Nominating Committee may solicit recommendations for director nominees from non-management directors, the

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Company’s Chairman, Chief Executive Officer or other executive officers, third-party search firms or any other source that it deems appropriate. To evaluate any potential nominee, the Nominating Committee will review and evaluate the qualifications of any proposed director candidate and conduct inquiries into his or her background to the extent that it deems appropriate under the circumstances. In identifying and evaluating proposed director candidates, the Nominating Committee may consider, in addition to the criteria approved by the Digitas Board, all facts and circumstances that it deems appropriate or advisable, including, among other things, the skills of the proposed director candidate, his or her depth and breadth of business experience or other background characteristics, his or her independence and the needs of the Digitas Board. All proposed director candidates will be evaluated in the same manner, regardless of the source of the initial recommendation.

The Company does not have a policy with respect to directors’ attendance at the Company’s annual meeting of stockholders. Three (3) members of the Company’s Board of Directors attended the 2006 annual meeting of stockholders. The Digitas Board provides a process for stockholders to directly and confidentially communicate with it through the Audit Committee. Information regarding this process appears in the Code of Conduct adopted by the Digitas Board, which is available on the Company’s website at www.digitasinc.com.

COMPENSATION OF DIRECTORS

Company employees are not compensated for serving on the Digitas Board or committees of the Digitas Board. The Digitas Board’s compensation plan is reviewed annually. Under the Digitas Board’s annual compensation plan for the period beginning in May 2006, for the twelve month period ending on May 11, 2007 five non-employee directors each received annual cash compensation of $35,000 in advance and a restricted stock award under the Company’s 2000 Stock Option and Incentive Plan equal in value to $50,000 using the average closing price for the thirty (30) trading days prior to the grant date. In addition, under that compensation plan, in August 2006 two non-employee directors, each of whom were appointed to the Board in July 2006, each received annual cash compensation of $27,808 in advance and a restricted stock award under the Company’s 2000 Stock Option and Incentive Plan equal in value to $39,726 based upon the average closing price for the thirty trading days prior to the grant date. In addition, a director also receives a one-time restricted stock award equal to $50,000 in connection with his appointment. Under the Company’s Corporate Governance Guidelines, during their tenure as directors of the Company, directors are required to hold and not sell shares of the Digitas Common Stock awarded to them as restricted stock. In addition, non-employee directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending the meetings of the Digitas Board.

The table below sets forth information concerning the grant of restricted shares of Digitas Common Stock to non-employee directors of the Company for the period from May 11, 2006 through December 19, 2006. Fifty percent of these grants will vest on May 11, 2008 and the remaining fifty percent will vest on May 11, 2009, except that they will vest in full upon the closing of a change in control.

Name	Grant Date	Number of Securities Underlying the Restricted Stock Granted	Per Share Fair Market Value	Date Fully Vested
Gregor Bailar	5/11/06	3,612	$14.31	5/11/08
Arthur Kern	5/11/06	3,612	$14.31	5/11/08
Joseph Zimmel	5/11/06	3,612	$14.31	5/11/08
Robert R. Glatz	5/11/06	3,612	$14.31	5/11/08
Gail J. McGovern	5/11/06	3,612	$14.31	5/11/08

The table below sets forth information concerning the grant of restricted shares of Digitas Common Stock to non-employee directors of the Company who were appointed to the Board on July 25, 2006 (in connection with their appointment to the Digitas Board and for the period of service from July 25, 2006 through December 19, 2006, for the period from May 11, 2006 through December 19, 2006). Fifty percent of these grants will vest on July 25, 2008 and the remaining fifty

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percent will vest on July 25, 2009, except that they will vest in full upon the closing of a change in control.

Name	Grant Date	Number of Securities Underlying the Restricted Stock Granted	Per Share Fair Market Value	Date Fully Vested
Orlando Ayala	7/25/06	4,456	$8.17	7/25/08
Orlando Ayala	7/25/06	3,540	$8.17	7/25/08
Paul Sagan	7/25/06	4,456	$8.17	7/25/08
Paul Sagan	7/25/06	3,540	$8.17	7/25/08

EXECUTIVE OFFICERS

The names and ages of all executive officers of the Company and the principal occupation and business experience for at least the last five years for each are set forth below.

Name	Age	Position
David W. Kenny	45	Chairman and Chief Executive Officer
Laura W. Lang	51	President, Digitas LLC
Martin F. Reidy	49	President, Modem Media, Inc.
Cella M. Irvine	49	Executive Vice President, Chief Administrative Officer
Brian K. Roberts	35	Executive Vice President, Chief Financial and Accounting Officer
Ernest W. Cloutier	34	Senior Vice President, General Counsel and Secretary

David W. Kenny, age 45. Mr. Kenny joined the Company as Vice Chairman in January 1997. He was named Chief Executive Officer in August 1997 and Chairman in January 1999. From 1991 to 1997, Mr. Kenny was a partner at Bain & Company, a strategy consulting firm, and was named to its Policy Committee in 1995. He holds a B.S. degree from the General Motors Institute (now Kettering University) and an M.B.A. from Harvard Business School. Mr. Kenny also serves on the board of directors of The Corporate Executive Board and on the board of directors of Sentient Air.

Laura W. Lang, age 51. Ms. Lang was elected President of Digitas LLC, a wholly owned subsidiary agency of the Company, effective July 1, 2004 after serving as President of Digitas LLC’s New York and Chicago offices since January 1, 2003. Ms. Lang joined the Company in April 1999 as an Executive Vice President of Marketing. Ms. Lang currently serves on the board of directors of Benchmark Electronics, Inc. Ms. Lang holds a B.A. from Tufts University and an M.B.A. from University of Pennsylvania Wharton School of Business.

Martin F. Reidy, age 49. Mr. Reidy was elected President, Modem Media, Inc., a wholly owned subsidiary agency of the Company, on October 15, 2004 after serving as President of Digitas’ San Francisco office since January 1, 2004. Prior to joining the Company, Mr. Reidy was President and Chief Executive Officer of R/GA, Interpublic Group’s interactive agency from 1996 to 2003. Mr. Reidy holds a B.A. from the University of California at Berkeley and an M.B.A. from the University of Pennsylvania Wharton School of Business.

Cella M. Irvine, age 49. Ms. Irvine joined the Company on March 31, 2005 as Executive Vice President and Chief Administrative Officer. Prior to joining the Company, Ms. Irvine was Chief Operations Officer of Marsh Placement, Inc., a business unit of Marsh Inc., from April 2004 to March 2005. Ms. Irvine joined Marsh Inc. in 2001 as head of strategic planning. From April 1996 to December 1999, Ms. Irvine was general manager of New York Sidewalk, Microsoft’s internet-based local media venture. Ms. Irvine holds a B.A. from Cornell and an M.B.A. from Harvard Business School.

Brian K. Roberts, age 35. Mr. Roberts was promoted to Executive Vice President effective October 1, 2005. Mr. Roberts was elected Chief Financial Officer effective February 1, 2005 after being appointed Chief Accounting Officer in August 2003. Mr. Roberts joined the Company in June 2001 as Senior Vice President and Controller. Prior to joining the Company, from January 2000 to June 2001, Mr. Roberts was Vice President of Finance at Idiom Technologies, Inc., a software and

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services provider. From 1997 through 1999, Mr. Roberts was U.S. Controller for The Monitor Group, a management consulting firm. Mr. Roberts received his B.S. in Accounting and Finance from Boston College. He is a certified public accountant in Massachusetts.

Ernest W. Cloutier, age 34. Mr. Cloutier was elected General Counsel and Secretary on May 13, 2004 after serving the Company as Senior Vice President and Assistant General Counsel since October 2003. He joined the Company in October 2000 as Vice President and Assistant General Counsel. Prior to his appointment at Digitas, Mr. Cloutier was an associate at the Boston office of Goodwin Procter LLP where his practice included public company representation, mergers and acquisitions and corporate governance. Mr. Cloutier holds a B.A. from Bates College and a J.D. from Washington College of Law at The American University.

Each of the executive officers holds his or her respective office until the regular annual meeting of the Digitas Board following the annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Digitas Common Stock as of December 19, 2006: (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Digitas Common Stock; (ii) by each director of the Company; (iii) by each present executive officer of the Company named in the Summary Compensation Table set forth below; and (iv) by all directors and executive officers of the Company as a group. Unless otherwise noted, the business address of the listed beneficial owner is c/o Digitas Inc., 33 Arch Street, Boston, Massachusetts 02110.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Beneficially Owned(2)
FMR Corp.(3) 82 Devonshire Street Boston, MA 02109	13,847,501	15.9
David W. Kenny(4)	5,933,887	6.5
T. Rowe Price Associate, Inc.(5) 100 East Pratt Street Baltimore, MD 21202	5,886,539	6.8
Chilton Investment Co., Inc.(6) 1266 East Main Street, 7th Floor Stamford, CT 06902	4,956,299	5.7
Laura W. Lang(7)	777,113		*
Martin F. Reidy(8)	159,914		*
Cella M. Irvine(9)	73,039		*
Brian K. Roberts(10)	119,619		*
Gregor Bailar(11)	59,024		*
Arthur Kern(12)	372,840		*
Gail J. McGovern(13)	20,863		*
Robert R. Glatz(14)	22,391		*
Joseph R. Zimmel(15)	63,055		*
Orlando Ayala (16)	7,996		*
Paul Sagan (17)	7,996		*
All executive officers and directors, as a group (13 persons)(18)	7,685,192	8.3

*	Represents less than 1% of the outstanding Common Stock

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Table Footnotes

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the ‘‘SEC’’) and includes voting and investment power with respect to shares. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law. Pursuant to the rules of the SEC, the number of shares of Common Stock deemed outstanding includes shares issuable pursuant to options held by the respective person or group that are currently exercisable or may be exercised within 60 days of December 19, 2006 (‘‘presently exercisable stock options’’).

(2)	Applicable percentage of ownership as of December 19, 2006 is based upon 86,894,711 shares of Common Stock outstanding.

(3)	Based on information provided by FMR Corp. in its Form 13F filed with the SEC of the quarterly period ended on September 30, 2006.

(4)	Includes 1,001,000 shares held by Mr. Kenny, and options held by Mr. Kenny that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 4,825,397 shares, 62,500 restricted shares that were granted on April 1, 2005 and 44,990 restricted shares that were granted on April 3, 2006.

(5)	Based on the information provided by T. Rowe Price Associate, Inc. in its Form 13F filed with the Securities and Exchange Commission of the quarterly period ended on September 30, 2006.

(6)	Based on the information provided by Chilton Investment Co., Inc. in its Form 13F filed with the Securities and Exchange Commission of the quarterly period ended on September 30, 2006.

(7)	Includes 586 shares held by Ms. Lang, and options held by Ms. Lang that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 696,554 shares, 46,500 restricted shares that were granted on April 1, 2005 and 33,473 restricted shares that were granted on April 3, 2006.

(8)	Includes options held by Mr. Reidy that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 117,187 shares, 22,500 restricted shares that were granted on April 1, 2005 and 20,227 restricted shares that were granted on April 3, 2006.

(9)	Includes options held by Ms. Irvine that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 32,812 shares, 20,000 restricted shares that were granted on April 1, 2005 and 20,227 restricted shares that were granted on April 3, 2006.

(10)	Includes 6,430 shares held by Mr. Roberts, and options held by Mr. Roberts that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 94,791 shares, 9,400 restricted shares that were granted on April 1, 2005 and 8,998 restricted shares that were granted on April 3, 2006.

(11)	Includes options held by Mr. Bailar that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 50,471 shares, 4,941 restricted shares that were granted on May 12, 2005 and 3,612 restricted shares that were granted on May 11, 2006.

(12)	Includes 157,816 shares held by the Arthur Kern Revocable Trust of which Mr. Kern has sole dispositive and voting power, 20,000 shares held by American Media Management Inc., a corporation controlled by Mr. Kern, and options held by Mr. Kern that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 186,471 shares, 4,941 restricted shares that were granted on May 12, 2005 and 3,612 restricted shares that were granted on May 11, 2006.

(13)	Includes an option held by Ms. McGovern that is currently exercisable or will become exercisable within 60 days of December 19, 2006 for 7,369 shares, 9,882 restricted shares that were granted on May 12, 2005 and 3,612 restricted shares that were granted on May 11, 2006.

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(14)	Includes an option held by Mr. Glatz that is currently exercisable or will become exercisable within 60 days of December 19, 2006 for 8,897 shares, 9,882 restricted shares that were granted on May 12, 2005 and 3,612 restricted shares that were granted on May 11, 2006.

(15)	Includes an option held by Mr. Zimmel that is currently exercisable or will become exercisable within 60 days of December 19, 2006 for 49,561 shares, 9,882 restricted shares that were granted on May 12, 2005 and 3,612 restricted shares that were granted on May 11, 2006.

(16)	Includes 7,996 restricted shares that were granted to Mr. Ayala on July 25, 2006.

(17)	Includes 7,996 restricted shares that were granted to Mr. Sagan on July 25, 2006.

(18)	Includes options to purchase 6,120,460 shares of Common Stock that are currently exercisable or will become exercisable within 60 days of December 19, 2006. Includes 7,270 shares held by Ernest Cloutier, options held by Mr. Cloutier that are currently exercisable or will become exercisable within 60 days of December 19, 2006 for 50,950, 4,700 restricted shares that were granted on April 1, 2005 and 4,535 restricted shares that were granted on April 3, 2006.

EXECUTIVE OFFICER COMPENSATION

REPORT OF THE COMPENSATION COMMITTEE

The Compensation committee of the Digitas Board furnished the following report on executive compensation for 2005 in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2006.

The Compensation Committee of the Board of Directors consists of Messrs. Bailar and Bronner and Ms. McGovern. Each of them is a non-employee director of the Company who qualifies as ‘‘independent’’ under The Nasdaq Stock Market’s Marketplace Rules. The Compensation Committee is responsible for approving executive officer compensation and for administering compensation and benefit plans for senior executives. Executive compensation programs are structured to provide overall levels of compensation opportunity that are competitive with the Company’s industry, as well as a broader spectrum of companies of comparable size and complexities. The objectives of the Company’s executive compensation programs are to:

•	attract and retain highly talented executives;

•	link rewards to performance at various levels in the organization including company, agency and individual performance; and

•	drive favorable returns and value for its shareholders.

A mix of compensation components is provided to executives to achieve these objectives. The components of the Company’s Executive Compensation Program are base salary, deferred compensation, short-term incentive compensation through an annual cash bonus and long-term incentive compensation through grants of stock equity.

Base Salary

Salaries of executive officers are derived through a combination of external and internal factors. Through a comparison of competitive industry practice conducted by an independent executive compensation consultant as well as an assessment of each executive’s performance, scope and impact of his or her job, and the performance of the Company, Mr. Kenny recommends to the Compensation Committee a base salary for each executive officer. In 2005 base salaries of select senior executives were increased to reflect new and expanded roles and responsibilities. Salaries of newly hired executive officers reflect what the Compensation Committee believes is competitive and necessary in order to attract truly outstanding individuals instrumental to furthering the Company’s growth.

Annual Cash Bonus

The purpose of the Executive Annual Bonus Plan is to motivate and reward the Company’s executives for attainment of the Company’s annual financial goals, achievement of financial

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performance and operating objectives of each executive’s unit, and the individual performance of the executive against his or her respective goals. Bonus targets are established in the beginning of each year by role and reflect competitive industry practice. The annual funding level of the bonus pool for 2005 was determined after year end by the Board of Directors based upon the Company’s overall financial performance against revenue and EBITDA goals established for the year. Each agency and the corporate entity are allocated a portion of the overall funded bonus pool based on their respective performance against their annual entity financial goals. Bonuses payable to each executive are adjusted upward or downward from target based upon funding and actual performance against their specific financial and organizational performance metrics. All bonuses for the Company’s executive officers are reviewed and approved by the Compensation Committee.

Stock Based Incentives

The Company’s 2000 Stock Option and Incentive Plan (the ‘‘Plan’’) provides for grants of stock based incentives to all employees of the Company. The Plan provides for significant grants to executives of the Company who are in a position to make major contributions to the Company’s growth and profitability. In 2005 restricted stock awards were introduced as the primary mechanism for delivering long term incentives to senior vice presidents and executive vice presidents including the Company’s executive officers. Restricted stock grants replace the annual stock option grant that was historically used to deliver long term incentives. The shift to restricted stock was driven by a number of business factors including the impending expensing of stock options and the goal of minimizing share issuance and shareholder dilution. Restricted stock granted to each senior executive is based on an assessment of each individual’s long term potential and expected impact on the Company’s performance relative to equity guidelines approved by the Compensation Committee for each executive level. The guidelines reflect competitive practice and were established in consultation with an independent executive compensation consultant engaged by the Compensation Committee. New employees received stock option grants upon hiring and additional stock options are typically granted when an executive is promoted.

Deferred Compensation Plan

The Company’s Deferred Compensation Plan also assists in retaining and attracting executive employees by providing them with tax deferred savings opportunities. Under the Deferred Compensation Plan, a select group of executives and highly compensated employees, including the Company’s executive officers, may defer up to 100% of their base salary and incentive cash compensation on a pre-tax basis and receive a tax-deferred return on the pre-tax deferrals. The amounts deferred are excluded from the employee’s taxable income and are not deductible by the Company until paid. Subject to IRS rules, the employee selects from a limited number of mutual funds and the deferred liability is increased or decreased to correspond to the market value of these underlying hypothetical mutual fund investments. The Deferred Compensation Plan is an unfunded plan and participants are unsecured general creditors of the Company. However, the Company has established and made contributions to a rabbi trust to offset this liability. The trust assets are currently invested in the mutual funds selected as hypothetical investments by the participants so as to match their activity. The administration of the Deferred Compensation Plan has been modified to conform to IRS guidance on the new tax legislation governing deferred compensation.

Stock Ownership Guidelines for Executive Officers

In October 2005, the Company adopted Stock Ownership Guidelines for Executive Officers. The guidelines were adopted to align the interests of its senior most executives with the interests of its stockholders and to further its commitment to the principles of sound corporate governance. The ownership guidelines specify a number of shares that the Company’s executive officers must accumulate and hold within five years of the later of the effective date of the program or the date of appointment as an officer. The specific share requirements are based on a multiple of annual base salary ranging from one and one-half to five times, with the higher multiples applicable to executive officers having the highest levels of responsibility. The guidelines are available on the Company’s website at www.digitasinc.com.

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CEO Compensation

The compensation of Mr. Kenny, who serves as the Company’s Chief Executive Officer, is managed under the same set of compensation objectives, programs and guidelines as the other executive officers. In 2005 Mr. Kenny’s base salary did not change from the prior year. In February 2006 the Compensation Committee engaged an independent executive compensation consultant to perform a total compensation benchmarking study to provide comparative data from which to analyze Mr. Kenny’s base salary and annual cash bonus. Data sources of the study included independent executive compensation surveys and proxy statement data representing a combination of advertising, high technology, and marketing industries. Mr. Kenny’s 2005 annual bonus reflects the Company’s financial performance, including strong revenue growth, accomplishments against strategic goals, including client diversification and penetration, and compensation commensurate with a high level of performance by a Chief Executive Officer in a similar company. Consistent with the equity strategy for other executive officers, Mr. Kenny’s annual equity grant was made in the form of a restricted stock grant in lieu of a stock option grant. The Compensation Committee determined Mr. Kenny’s grant based on their assessment of his expected long term impact on the Company’s performance and within the competitive guidelines established in consultation with an independent executive compensation consultant engaged by the Committee.

IRS Limits on Tax Deductibility of Compensation

The Securities and Exchange Commission requires that this report comment upon the Company’s policy with respect to Section 162(m) of the Internal Revenue Code of 1986, under which the Company may not deduct certain forms of compensation in excess of one million dollars paid to an executive officer listed in the Summary Compensation Table unless certain requirements are met. The Committee’s policy is to balance the deductibility of compensation with the need to provide appropriate and competitive financial rewards to Company executives.

Respectfully submitted,
The Compensation Committee Gregor S. Bailar Michael E. Bronner Gail J. McGovern

SUMMARY COMPENSATION

The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to, the Company’s Chief Executive Officer and the four other most highly compensated executive officers of the Company as of December 31, 2005, each of whom earned in excess of $100,000 in salary and bonus during fiscal year 2005 (the ‘‘Named Executive Officers’’).

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Summary Compensation Table

						Long-term Compensation
		Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
David W. Kenny	2005	563,125	465,000		—	620,625(1)	–0–	—	13,720(2)
Chairman and Chief Executive	2004	562,500	402,188		—	–0–	100,000	—	9,795(3)
Officer	2003	562,500	367,000		—	–0–	–0–	—	9,540(4)

Laura W. Lang	2005	475,465	406,000		—	461,745(5)	–0–	—	13,720(6)
President, Digitas LLC	2004	450,000	285,047		—	–0–	150,000	—	44,037(7)

Martin F. Reidy	2005	425,225	282,000		—	223,425(8)	–0–	—	5,679(9)
President, Modem Media, Inc.	2004	367,260	293,583	(10)	—	–0–	175,000	—	4,422(11)

Cella M. Irvine	2005	301,738	264,000		—	198,600(12)	75,000	—	6,684(13)
Executive Vice President and
Chief Administrative Officer

Brian K. Roberts	2005	274,052	124,000		—	93,342(14)	55,000	—	7,442(15)
Executive Vice President,	2004	200,000	78,000		—	–0–	15,000	—	3,438(16)
Chief Financial and	2003	200,000	68,400		—	–0–	7,243	—	3,355(17)
Accounting Officer

(1)	Mr. Kenny was granted an award of 62,500 restricted common shares of Digitas Inc. at a purchase price of $0.01 per share on April 1, 2005. The closing market price on that date was $9.94 per share. The vesting schedule for this award is as follows: 31,250 shares will vest on April 1, 2007 and an additional 31,250 shares will vest on April 1, 2008.

(2)	Includes (1) parking expense in the amount of $6,700, (2) insurance premiums in the amount of $720 with respect to a term life insurance policy and (3) matching contributions in the amount of $6,300 under the Company’s 401(k) Plan paid by the Company on behalf of Mr. Kenny.

(3)	Includes (1) parking expense in the amount of $6,000, (2) insurance premiums in the amount of $720 with respect to a term life insurance policy and (3) matching contributions in the amount of $3,075 under the Company’s 401(k) Plan paid by the Company on behalf of Mr. Kenny.

(4)	Includes (1) parking expense in the amount of $5,700, (2) insurance premiums in the amount of $840 with respect to a term life insurance policy and (3) matching contributions in the amount of $3,000 under the Company’s 401(k) Plan paid by the Company on behalf of Mr. Kenny.

(5)	Ms. Lang was granted an award of 46,500 restricted common shares of Digitas Inc. at a purchase price of $0.01 per share on April 1, 2005. The closing market price on that date was $9.94 per share. The vesting schedule for this award is as follows: 23,250 shares will vest on April 1, 2007 and an additional 23,250 shares will vest on April 1, 2008.

(6)	Includes (1) parking expense in the amount of $6,700, (2) insurance premiums in the amount of $720 with respect to a term life insurance policy and (3) matching contributions in the amount of $6,300 under the Company’s 401(k) Plan paid by the Company on behalf of Ms. Lang.

(7)	Includes (1) parking expense in the amount of $2,860, (2) insurance premiums in the amount of $720 with respect to a term life insurance policy, (3) matching contributions in the amount of $3,075 under the Company’s 401(k) Plan paid by the Company on behalf of Ms. Lang, (4) $36,382 for relocation assistance and (5) $1,000 for GM incentive bonus.

(8)	Mr. Reidy was granted an award of 22,500 restricted common shares of Digitas Inc. at a purchase price of $0.01 per share on April 1, 2005. The closing market price on that date was $9.94 per share. The vesting schedule for this award is as follows: 11,250 shares will vest on April 1, 2007 and an additional 11,250 shares will vest on April 1, 2008.

(9)	Includes (1) parking expense in the amount of $4,995 and (2) insurance premiums in the amount of $684 with respect to a term life insurance policy paid by the Company on behalf of Mr. Reidy.

(10)	Aggregate amount consists of one bonus in the amount of $150,000 paid in January 2004 and a second bonus in the amount of $143,583 paid in April 2005.

(11)	Includes (1) parking expense in the amount of $3,900 and (2) insurance premiums in the amount of $522 with respect to a term life insurance policy paid by the Company on behalf of Mr. Reidy.

(12)	Ms. Irvine was granted an award of 20,000 restricted common shares of Digitas Inc. at a purchase price of $0.01 per share on April 1, 2005. The closing market price on that date was $9.94 per share. The vesting schedule for this award is as follows: 10,000 shares will vest on April 1, 2007 and an additional 10,000 shares will vest on April 1, 2008.

(13)	Includes (1) insurance premiums in the amount of $384 with respect to a term life insurance policy and (3) matching contributions in the amount of $6,300 under the Company’s 401(k) Plan paid by the Company on behalf of Ms. Irvine.

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(14)	Mr. Roberts was granted an award of 9,400 restricted common shares of Digitas Inc. at a purchase price of $0.01 per share on April 1, 2005. The closing market price on that date was $9.94 per share. The vesting schedule for this award is as follows: 4,700 shares will vest on April 1, 2007 and an additional 4,700 shares will vest on April 1, 2008.

(15)	Includes (1) parking expense in the amount of $650, (2) insurance premiums in the amount of $492 with respect to a term life insurance policy and (3) matching contributions in the amount of $6,300 under the Company’s 401(k) Plan paid by the Company on behalf of Mr. Roberts.

(16)	Includes (1) insurance premiums in the amount of $380 with respect to a term life insurance policy and (2) matching contributions in the amount of $3,058 under the Company’s 401(k) Plan paid by the Company on behalf of Mr. Roberts.

(17)	Includes (1) insurance premiums in the amount of $355 with respect to a term life insurance policy and (2) matching contributions in the amount of $3,000 under the Company’s 401(k) Plan paid by the Company on behalf of Mr. Roberts.

Option Grants

The following tables set forth certain information concerning the individual grant of options to purchase Common Stock of the Company to the Named Executive Officers of the Company during 2005.

Options Granted in Last Fiscal Year

Name	Individual Grants		Per Share Exercise Price ($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms(1)
	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year
					5% ($)	10% ($)
Cella M. Irvine	75,000	3.42%	9.94	3/31/15	468,841	1,188,135
Brian K. Roberts	30,000	1.37%	10.00	1/31/15	188,668	478,123
Brian K. Roberts	25,000	1.14%	10.55	10/31/15	165,871	420,350

(1)	Potential realizable values are based on assumed compound annual appreciation rates specified by the Securities and Exchange Commission. These increases in value are based on speculative assumptions and are not intended to forecast possible future appreciation, if any, of the Company’s stock price. The options will have value only if exercised, and that value will depend on the share price on the exercise date.

Option Exercise and Option Values

The following table sets forth certain information concerning option exercises by the Named Executive Officers of the Company during the year ended December 31, 2005 and the number and value of unvested options to purchase Common Stock of the Company held by the Named Executive Officers who held such options at December 31, 2005.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-end Option Values

	Number of Shares Acquired on Exercise	Value Realized($)	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005 ($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
David W. Kenny	1,533,334	13,737,619	6,794,147	68,750	72,079,412	312,125
Laura W. Lang	0	0	637,179	118,750	5,496,171	570,875
Martin F. Reidy	0	0	62,500	112,500	218,000	405,000
Cella M. Irvine	0	0	0	75,000	0	193,500
Brian K. Roberts	0	0	67,292	64,375	497,223	145,663

(1)	The value of unexercised in-the-money options held at December 31, 2005 represents the total gain which the option holder would realize if he or she exercised all of the in-the-money options held on December 31, 2005, and is determined by multiplying the number of shares of Common Stock underlying the options by the difference between $12.52, which is the closing price per share of Digitas Common Stock on the Nasdaq National Market on December 31, 2005, the last trading day of 2005, and the applicable per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

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Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee of the Digitas Board was at any time during the past year, or at any other time, an officer or employee of the Company. No executive officer of the Company served as a member of the board of directors or compensation committee of any entity that has or had any executive officer serving as a member of the Digitas Board or Compensation Committee.

Employment Agreements with Executive Officers

The Company has entered into employment agreements with each of Messrs. Kenny, Reidy and Roberts and Mmes. Lang and Irvine. Under the agreements, which are subject to annual review, these executives are entitled to annual base salaries in the following amounts: Mr. Kenny, $562,500, Ms. Lang, $475,000; Mr. Reidy $425,000; Mr. Roberts $300,000 and Ms. Irvine, $400,000. In addition, under each employment agreement the executive is eligible to receive an annual bonus based upon his or her individual performance and that of the Company. Each employment agreement has a two-year term which automatically extends for additional one-year terms unless the Company, or the executive, elects not to renew the agreement. Each employment agreement can be terminated during its term by the Company or by the executive. Under the applicable agreement, in the event that the Company terminates the executive’s employment without cause (as defined in the agreement) or if the executive terminates his or her employment because the Company breached certain provisions of his or her employment agreement and failed to cure the breach, Mr. Kenny is eligible to receive two years of base salary, bonus and group health benefits and his unvested stock options and restricted stock will become vested according to the provisions of the applicable stock option plan; and Mmes. Lang and Irvine and Messrs. Reidy and Roberts are each eligible to receive one year of base salary, bonus and group health benefits. If any employment agreement is terminated by the Company for cause, or by the executive without ‘‘good reason’’ (as defined in the agreement), the executive receives his or her base salary through the date of termination and any other bonus payments or benefits in which he or she is vested as of the date of termination. If any termination is due to disability, the executive would receive those same payments and benefits as well as benefits under any long-term disability insurance coverage. If any termination is due to the executive’s death, he or she receives his or her base salary for 90 days thereafter and any other bonus payments or benefits in which he or she is vested as of the date of death.

The employment agreements provide different benefits if, within two years following a corporate change of control (as defined in the agreement), the executive’s employment is terminated, either by the Company without cause or by the executive, due to a material adverse change in his or her duties, status, authority, responsibilities, or compensation, or if his or her principal place of employment immediately prior to the change in control is relocated more than 50 miles from such place of employment. Under such circumstances, all unvested stock options and restricted stock held by the executive will become immediately vested. In addition to the vesting of those stock options and restricted stock, under such circumstances Mr. Kenny would receive two years of base salary, two years of bonus and group health benefits and Mmes. Lang and Irvine and Messrs. Reidy and Roberts would receive two years of base salary, one year of bonus and group health benefits.

Comparison of Stockholder Return

The following performance graph compares the Company’s cumulative total return on its Common Stock since its initial public offering on March 14, 2000 with the total return of the Nasdaq Market Index, The Dow Jones Internet Composite Index and an old peer group. As the market shifts increasingly from traditional advertising to digital marketing and media, so has the focus of the Company’s business. Accordingly, it is more relevant to compare the Company’s total return against an index with a greater digital marketing and media focus rather than the defined peer group that was used in the past. The old peer group consists of: Accenture Ltd., aQuantive, Inc., Interpublic Group of Companies Inc., Omnicom Group Inc., Publicis Groupe S.A., Sapient Corporation, and WPP Group PLC. The comparison assumes the investment of $100 on March 14, 2001 in the Company’s Common Stock and in each of the indices and, in each case, assumes reinvestment of all dividends.

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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers and directors, and persons who own more than 10% of the Company’s outstanding shares of Common Stock (collectively, ‘‘Section 16 Persons’’), to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (‘‘SEC’’) and The Nasdaq Stock Market, Inc. Section 16 Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Except as described below, based solely on the Company’s review of the copies of such forms received by the Company, or written representations from certain Section 16 persons that no Section 16(a) reports were required for such persons, the Company believes that during 2005, the Section 16 Persons complied with all Section 16(a) filing requirements applicable to them.

Cella M. Irvine inadvertently filed one late report regarding her receipt on April 1, 2005 of options to purchase Digitas Common Stock. That transaction was reported on a Form 4 filed on April 8, 2005.

Brian K. Roberts inadvertently filed one late report regarding his receipt on February 1, 2005 of options to purchase Digitas Common Stock. That transaction was reported on a Form 4 on April 13, 2005. Mr. Roberts also inadvertently filed one late report relating to his November 1, 2005 receipt of options to purchase common stock of the Company. That transaction was reported on a Form 4 on November 21, 2005.

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Annex II

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

December 20, 2006

The Board of Directors
Digitas Inc.
33 Arch Street
Boston, MA 02110

Ladies and Gentlemen:

We understand that Digitas Inc. (‘‘Digitas’’) and Publicis Groupe S.A. (‘‘Publicis’’) intend to enter into an Agreement and Plan of Merger to be dated December 20, 2006 (the ‘‘Merger Agreement’’), pursuant to which Pacific Acquisition Corp., a wholly owned subsidiary of Publicis (‘‘Merger Sub’’), will commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the ‘‘Shares’’), of Digitas at a price of $13.50 per Share, net to seller in cash (the ‘‘Tender Offer’’). The Merger Agreement provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into Digitas (the ‘‘Merger’’ and, together with the Tender Offer, the ‘‘Transaction’’) and each outstanding Share will be converted into the right to receive $13.50 per Share in cash (other than Shares owned by Digitas, Shares owned by Publicis or Merger Sub immediately prior to the effective time of the Merger, Shares owned by any wholly owned subsidiary of Digitas or Publicis (other than Merger Sub), Shares held by any stockholder of Digitas who is entitled to and properly exercises appraisal rights under the General Corporation Law of the State of Delaware or unvested restricted Shares). The cash amount per Share to be received by Digitas’ stockholders pursuant to the Tender Offer or the Merger is referred to herein as the ‘‘Transaction Consideration.’’ You have provided us with a draft of the Merger Agreement in substantially final form.

You have asked us to render our opinion as to whether the Transaction Consideration is fair, from a financial point of view, to Digitas’ stockholders.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the draft of the Merger Agreement, dated December 20, 2006;

•	reviewed Digitas’ Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8-K filed since December 31, 2005;

•	reviewed certain operating and financial information relating to Digitas’ business and prospects, including a forecast for the year ended December 31, 2006, a budget for the year ended December 31, 2007 and projections for the four years ended December 31, 2011 (collectively, the ‘‘Digitas Projections’’), all as prepared and provided to us by Digitas’ management;

•	met with certain members of Digitas’ senior management to discuss Digitas’ business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the Shares;

The Board of Directors
Digitas Inc.
December 20, 2006

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Digitas;

•	reviewed the terms of recent acquisitions involving companies which we deemed generally comparable to Digitas;

•	performed discounted cash flow analyses based on the Digitas Projections furnished to us; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Digitas or obtained by us from public sources, including, without limitation, the Digitas Projections referred to above. With respect to the Digitas Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Digitas as to the expected future performance of Digitas. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Digitas Projections, and we have further relied upon the assurances of the senior management of Digitas that they are unaware of any facts that would make the information and Digitas Projections incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Digitas, nor have we been furnished with any such appraisals. In connection with our engagement and pursuant to the instructions of Digitas, we were not asked to solicit (and we did not solicit) third party indications of interest regarding a possible merger, acquisition or similar extraordinary transaction involving all or part of Digitas. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Digitas.

We have acted as a financial advisor to Digitas in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In addition, Digitas has agreed to indemnify us against certain liabilities arising out of our engagement. Bear Stearns in the past has provided and is currently providing investment banking and other financial services to Digitas, for which services it has received, and expects to receive, customary compensation. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Digitas and/or Publicis for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Digitas and does not constitute a recommendation to the Board of Directors of Digitas as to how to vote in connection with their consideration of the Merger Agreement nor does this letter constitute a recommendation to any holder of Shares as to whether to tender Shares pursuant to the Tender Offer and/or as to how to vote in connection with the Merger. This opinion does not address Digitas’ underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Digitas or the effects of any other transaction in which Digitas might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer documents or proxy statement to be distributed to the holders of Shares in connection with the Transaction. Our opinion is subject to the assumptions and conditions contained herein and is

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The Board of Directors
Digitas Inc.
December 20, 2006

necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction Consideration is fair, from a financial point of view, to Digitas’ stockholders.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ Adam Blackman Adam Blackman Senior Managing Director

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Annex III

DIGITAS INC.
33 Arch Street
Boston, Massachusetts 02110
(617) 867-1000

December 26, 2006

Dear Stockholder:

We are pleased to inform you that on December 20, 2006 Digitas Inc. (‘‘Digitas’’) entered into an Agreement and Plan of Merger with Publicis Groupe S.A. (‘‘Publicis’’), pursuant to which a wholly owned subsidiary of Publicis is today commencing a tender offer to purchase all of the outstanding shares of Digitas’ common stock for $13.50 per share in cash, without interest. The tender offer is conditioned upon, among other things, the tender without withdrawal of shares of Digitas common stock, which, when added to any shares of Digitas common stock already owned by Publicis or any of its controlled subsidiaries, represents at least a majority of the total number of outstanding shares of Digitas common stock on a ‘‘fully diluted basis’’ and the receipt of regulatory approvals. The tender offer will be followed by a merger, in which each share of Digitas’ common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

Your Board of Directors has determined unanimously that the merger agreement, the Publicis offer and the merger are advisable and in the best interests of Digitas and its stockholders, and recommends that Digitas’ stockholders accept the Publicis offer and tender their shares of Digitas common stock pursuant to the offer.

In arriving at its recommendation, the Board of Directors carefully considered a number of factors, as described in the attached Schedule 14D-9, including the advice of Digitas’ financial advisor, Bear, Stearns & Co. Inc., which has delivered a written opinion dated as of December 20, 2006 to the effect that, as of such date, the consideration to be received by the holders of Digitas common stock in the offer and the merger is fair, from a financial point of view, to such holders. A copy of Bear, Stearns & Co. Inc.’s written opinion, which sets forth the assumptions made, procedures followed and matters considered by Bear, Stearns & Co. Inc. in rendering its opinion, can be found in Annex II attached to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

Enclosed are the Publicis Offer to Purchase, dated December 26, 2006, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board’s conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

Sincerely,

David W. Kenny
Chairman and Chief Executive Officer

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